   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1996

                                                REGISTRATION NO. 333-04051

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                            AMENDMENT NO. 1 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                         BARRETT RESOURCES CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              84-0832476
     (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

                   1515 ARAPAHOE STREET, TOWER 3, SUITE 1000
                            DENVER, COLORADO 80202
                                (303) 572-3900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

     EUGENE A. LANG, JR., ESQUIRE, SENIOR VICE PRESIDENT--GENERAL COUNSEL
                         BARRETT RESOURCES CORPORATION
                   1515 ARAPAHOE STREET, TOWER 3, SUITE 1000
                            DENVER, COLORADO 80202
                                (303) 572-3900
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
      ALAN L. TALESNICK, ESQUIRE               MARK ZVONKOVIC, ESQUIRE
      FRANCIS B. BARRON, ESQUIRE          CHRISTINE B. LAFOLLETTE, ESQUIRE
      BEARMAN TALESNICK & CLOWDUS              ANDREWS & KURTH L.L.P.
       PROFESSIONAL CORPORATION                 425 LEXINGTON AVENUE
  1200 SEVENTEENTH STREET SUITE 2600          NEW YORK, NEW YORK 10017
        DENVER, COLORADO 80202                     (212) 850-2800
            (303) 572-6500

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after effective date of Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGIS- + +TRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECU- + +RITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OF- + +FERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES + +EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SO- + +LICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES + +IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL + +PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH +
+STATE.                                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 28, 1996

                                4,000,000 SHARES

                         BARRETT RESOURCES CORPORATION

                                  COMMON STOCK

                          (PAR VALUE $0.01 PER SHARE)

                                  -----------

  Of the 4,000,000 shares of Common Stock offered, 3,200,000 shares are being offered hereby in the United States and 800,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

  The last reported sale price of the Common Stock, which is quoted under the symbol "BRR", on the New York Stock Exchange on May 23, 1996 was $24.375 per share. See "Price Range of Common Stock".

  SEE "RISK FACTORS" ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

                                  -----------

                                    INITIAL PUBLIC   UNDERWRITING   PROCEEDS TO
                                    OFFERING PRICE   DISCOUNT(1)    COMPANY(2)
                                    --------------   ------------   -----------
Per Share........................        $               $              $
Total(3).........................      $               $              $

- -----
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $420,000 payable by the Company.
(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 480,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 120,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting
    discount and proceeds to Company will be    ,     and    , respectively.
    See "Underwriting".

                                  -----------

  The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery in New York, New York,
on or about     , 1996, against payment therefor in immediately available
funds.

GOLDMAN, SACHS & CO.

          SALOMON BROTHERS INC

                    HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                              INCORPORATED

                                                            PETRIE PARKMAN & CO.

                                  -----------

                  The date of this Prospectus is May  , 1996.

                   [CORE AREAS OF ACTIVITY MAP APPEARS HERE]


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus and in the documents incorporated by reference into this Prospectus. As used herein, the "Company" or "Barrett" means Barrett Resources Corporation and its subsidiaries unless the context requires otherwise. Unless otherwise indicated, all references to annual or quarterly periods refer to the Company's fiscal year ending December 31. Unless otherwise indicated herein, the information in this Prospectus (i) includes the effects of the restatement of the Company's financial, operating and reserve information to include Plains Petroleum Company ("Plains") on a combined basis effective for all periods as a result of the July 18, 1995 merger with Plains, which was accounted for as a pooling of interests, and (ii) assumes that the Underwriters' over-allotment options are not exercised. Investors should carefully consider the information set forth under the heading "Risk Factors". Certain terms used herein relating to the oil and gas industry are defined in "Certain Definitions" included on pages 44 through 45 of this Prospectus.

                                  THE COMPANY

GENERAL

  Barrett is an independent natural gas and crude oil exploration and production company with core areas of activity in the Rocky Mountain region of Colorado and Wyoming; the Mid-Continent region of Kansas and Oklahoma; and the Southern region of Texas, New Mexico, the Gulf Coast area of Louisiana and Texas and the shallow waters of the Gulf of Mexico. During 1995, the Company's total production was 57.9 Bcfe, which consisted of 82% natural gas and 18% crude oil. At December 31, 1995, the Company's estimated proved reserves were
591.3 Bcfe with an implied reserve life of 10.2 years based on 1995 production.

  The Company concentrates its activities in core areas in which it has accumulated detailed geologic knowledge and developed significant management expertise. The Company has developed and continues to build on its interests in the Piceance Basin in northwestern Colorado, the Anadarko and Arkoma Basins in Oklahoma and the Wind River Basin in Wyoming. As a result of the July 1995 merger with Plains, the Company acquired significant interests in the Hugoton Embayment in Kansas and Oklahoma, the Permian Basin in Texas and New Mexico, and the Powder River Basin in Wyoming. Recently, the Company expanded into the Louisiana and Texas Gulf Coast area and the shallow waters of the Gulf of Mexico. At December 31, 1995, these principal areas of focus represented an aggregate of approximately 93% of the Company's estimated proved reserves.

  The Company currently is experiencing significant growth in its gas production volumes, revenues and cash flow primarily as a result of its development drilling in the Wind River, Anadarko and Piceance Basins. For the first quarter ended March 31, 1996, the Company's average net daily gas production increased to 147.8 MMcf from 130.7 MMcf for the full year of 1995.

  In addition to these development drilling programs, the Company is engaged in several exploration projects in the Wind River and Anadarko Basins and the Gulf Coast/Gulf of Mexico area. Barrett believes these projects will enhance its reserve base and financial position, although there can be no assurance this will occur. The Company also is evaluating opportunities to develop expertise and undertake exploration in selected international projects.

  As of December 31, 1995, the Company owned interests in 2,057 producing wells and operated 1,061, or 52%, of these wells. These operated wells contributed approximately 90% of Barrett's 1995 gas and oil production. The Company also owns interests in and operates a gas gathering system, a 27-mile pipeline and a gas processing plant in the Piceance Basin, and three smaller gas gathering systems in Oklahoma, Wyoming and Utah.

  Barrett markets all of its own gas and oil production from wells that it operates. In addition, the Company engages in natural gas trading activities, which involve purchasing gas from third parties and selling gas to other parties at prices and volumes that management anticipates will result in profits to the Company. Through these trading activities, the Company obtains knowledge and information that enables it to more effectively market its own production. See "Business and Properties -- Gas and Oil Marketing and Trading".

BUSINESS STRATEGY

  Barrett's business strategy is to generate strong growth in reserves, production, earnings and cash flow through exploration, development and selective acquisitions of gas and oil properties in core areas of activity. The Company implements this strategy through the following:

  SPECIALIZED GEOLOGIC EXPERTISE. Both the CEO and President of Barrett are experienced, practicing geologists. They have established a team of geologists and geophysicists with expertise in the Company's core areas of activity. Prior to undertaking projects in new areas, the Company assembles specialized geologic expertise to identify and evaluate drilling prospects.

  AGGRESSIVE DRILLING PROGRAM. Barrett maintains a quality portfolio of higher risk, higher potential exploration prospects complemented by lower risk development projects. The majority of the Company's $131 million 1996 capital expenditure budget, which represents an increase of 82% from 1995 capital spending levels, is allocated to drilling activities. This budget contemplates that the Company will participate in drilling over 200 gross wells in 1996, subject to market conditions and other factors, compared with 129 gross wells in 1995.

  ADVANCED TECHNOLOGY. The Company makes extensive use of advanced technologies, including 3-D seismic and in-house analytical and processing capabilities, to better define drilling prospects. The Company also uses advanced production techniques in its enhanced recovery operations.

  OPERATING CORE PROPERTIES. At December 31, 1995, Barrett served as operator for 1,061 wells, representing approximately 90% of the Company's 1995 production. As operator, the Company coordinates drilling activities and arranges for the production, gathering and sale of its gas and oil from operated wells. Serving as operator enables the Company to exert greater control over the cost and timing of its exploration, development and production activities.

  ACTIVE COST MANAGEMENT. As the Company pursues continued strong growth, it strives to reduce expenses through implementation of cost control programs and active management of its operations, personnel and administrative activities.

  SELECTIVE ACQUISITIONS. The Company actively seeks to acquire working interests in gas and oil properties with development potential to augment operations in its core areas and to build acreage positions for exploration prospects.

  FINANCIAL FLEXIBILITY. The Company is committed to maintaining financial flexibility in order to pursue exploration and development activities and take advantage of selective acquisition opportunities that may arise. The Offerings, and the resulting reduction of debt, will enhance Barrett's financial flexibility by further strengthening its balance sheet.

RECENT DEVELOPMENTS

  On March 6, 1996, the Company announced a 1996 capital expenditure budget for gas and oil activities of $131 million, which is contingent upon market conditions and other factors. Total 1996 budgeted expenditures include approximately $24 million for the Wind River Basin, $13 million for the Piceance Basin, $22 million for the Anadarko Basin, $18 million for the Arkoma Basin, $14 million for the Gulf Coast/Gulf of Mexico, $1 million for international projects, $20 million for exploration and development activities in other areas, and $19 million for possible acquisitions, primarily in the Company's core areas.

  In April 1996, the Company committed $2.3 million to the acquisition of working interests in 11 blocks of undeveloped leases in the Gulf of Mexico. In addition, to support its Gulf Coast/Gulf of Mexico activities, the Company established an office in Houston, Texas in January 1996.

  In April 1996, the Company acquired, for $2.7 million from Zenith Drilling Corporation ("Zenith"), all of Zenith's Piceance Basin gas and oil interests, with an estimated 16.6 Bcf of proved natural gas reserves. In addition, the Company acquired all the stock of Grand Valley Corporation ("GVC") in exchange for 350,000 shares of the Company's Common Stock. The sole asset of GVC is an approximate 10% interest in the Grand Valley Gathering System. The Company previously owned interests in and is the operator of both the gathering system and the gas and oil assets in which it acquired interests as a result of these transactions.

  Mr. C. Robert Buford, a director of the Company, owns 89% of Zenith. In addition, at the time of the GVC transaction, Mr. Buford served as a director of GVC and owned 10% of GVC. Due to these relationships, the terms of these transactions with Zenith and GVC were negotiated on behalf of the Company by a Special Committee of the Board of Directors of the Company, consisting of four independent outside directors. The Company also obtained an opinion from an investment banking firm that the terms of these transactions were fair to the Company. See "Business and Properties--Recent Developments", "--Rocky Mountain Region--Piceance Basin", "--Gas Gathering" and "Underwriting".

                                THE OFFERINGS(1)

Common Stock offered by the
 Company:
  U.S. Offering................... 3,200,000 shares
  International Offering..........   800,000 shares
                                   ---------
    Total......................... 4,000,000 shares
                                   =========
Common Stock to be outstanding
 after the Offerings.............. 29,572,507 shares(2)
New York Stock Exchange symbol.... BRR
Use of proceeds................... To repay indebtedness and create additional capacity under the Company's line of credit
                                   which, together with operating cash flow,
                                   will be used to fund the Company's planned
                                   exploration and development activities as
                                   well as possible acquisitions, and for
                                   other general corporate purposes. See "Use
                                   of Proceeds".

- --------
(1) Assumes that the Underwriters' over-allotment options are not exercised. See "Underwriting".
(2) Does not include 1,189,131 shares of Common Stock issuable upon exercise of outstanding stock options.

  As used in this Prospectus, references to the "U.S. Offering" shall mean the offering of shares of Common Stock in the United States, and references to the "International Offering" shall mean the offering of such shares outside the United States. The U.S. Offering and the International Offering are referred to herein collectively as the "Offerings".

                    SUMMARY GAS AND OIL RESERVE INFORMATION

  The following table sets forth summary information with respect to the Company's estimated net proved gas and oil reserves and the discounted present value of the estimated future net revenues therefrom as of December 31, 1995. For additional information relating to the Company's gas and oil reserves, see "Business and Properties--Core Areas of Activity", "--Production", "-- Reserves", the Supplemental Gas and Oil Information included after the Consolidated Financial Statements and "Risk Factors--Engineers' Estimates of Reserves and Future Net Revenues" included elsewhere in this Prospectus.

                                                   AS OF DECEMBER 31, 1995
                                                ------------------------------
                                                DEVELOPED UNDEVELOPED  TOTAL
                                                --------- ----------- --------
                                                    (DOLLARS IN THOUSANDS)
Estimated Proved Reserves(1):
  Gas (Bcf)....................................    419.7       93.9      513.5
  Oil (MMBbls).................................     11.7        1.3       13.0
    Total (Bcfe)...............................    489.7      101.6      591.3
Present Value of Estimated Future Net Revenues
 before income taxes discounted at 10%(2)...... $379,546    $53,057   $432,603
Standardized Measure of Discounted Net Cash
 Flows(3)......................................      --         --     309,874

- --------
(1) The Company's annual reserve report as of December 31, 1995 was prepared by the Company, with certain portions of the reserve report, exclusive of those portions concerning the Company's reserves held by its Plains subsidiary, having been reviewed by Ryder Scott Company, an independent reservoir engineer. The portions of the report concerning the reserves that are held by its Plains subsidiary were reviewed by Netherland, Sewell & Associates, Inc., an independent reservoir engineer that has reviewed Plains' reserve reports since 1988.
(2) The Present Value of Estimated Future Net Revenues is based on weighted average prices of $1.77 per Mcf of gas and $17.35 per Bbl of oil realized by the Company at December 31, 1995.
(3) The Standardized Measure of Discounted Net Cash Flows prepared by the Company represents the Present Value of Estimated Future Net Revenues after income taxes discounted at 10%.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following table sets forth the summary historical consolidated financial data of Barrett for each of the periods indicated. The historical financial data of Barrett for the three-year period ended December 31, 1995 have been derived from Barrett's audited consolidated financial statements. The historical financial data for the three months ended March 31, 1995 and 1996 are derived from unaudited financial statements of the Company. Production data for all periods are unaudited. Barrett's previously reported data for 1995 and prior years have been restated to reflect the merger with Plains under the pooling of interests method of accounting and the change in fiscal year end from September 30 to December 31. The summary consolidated financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, notes thereto and other information included elsewhere in this Prospectus and the documents incorporated herein by reference.

                                                                 THREE MONTHS
                                                                     ENDED
                                     YEAR ENDED DECEMBER 31,       MARCH 31,
                                    --------------------------  ---------------
                                      1993     1994   1995(1)    1995    1996
                                    -------- -------- --------  ------- -------
                                                                  (UNAUDITED)
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                              AND SALES PRICE DATA)
INCOME STATEMENT DATA(2):
Revenues..........................  $106,072 $109,458 $128,016  $33,471 $42,307
Depreciation, depletion and
 amortization.....................    20,185   22,760   33,480    8,100   9,404
Interest expense..................       725      942    4,631      941   1,551
Income (loss) before income taxes
 and cumulative effect of change
 in method of accounting for
 postretirement benefits..........  $ 21,043 $ 16,437 $   (406) $ 4,327 $ 5,573
Net income (loss).................    13,666   11,299   (2,240)   3,014   3,456
Net income (loss) per share.......      0.55     0.46    (0.09)    0.11    0.14
EBITDA(3).........................  $ 41,217 $ 39,275 $ 36,991  $13,215 $16,331
CASH FLOW STATEMENT DATA:
Cash flow from operations before
 changes in working capital.......  $ 40,484 $ 38,975 $ 33,390  $12,327 $13,560
Cash flow from operations after
 changes in working capital.......    41,580   36,573   35,538    6,978  13,225
Additions to property, plant and
 equipment........................    45,488   95,589   82,758   18,252  22,173
RESERVE AND OPERATING DATA:
Proved reserves
 Gas (Bcf)........................     364.8    458.8    513.5      --      --
 Oil (MMBbls).....................       6.9     11.4     13.0      --      --
 Total (Bcfe).....................     406.5    527.5    591.3      --      --
Production
 Gas (Bcf)........................      31.7     33.3     47.7     11.7    13.5
 Oil and condensate (MMBbls)......       1.3      1.3      1.7      0.4     0.4
 Total (Bcfe).....................      39.5     41.0     57.9     14.2    16.0
Reserves to production ratio
 (years)..........................      10.3     12.9     10.2      --      --
Average sales price
 Gas ($/Mcf)......................  $   1.94 $   1.83 $   1.47  $  1.57 $  1.67
 Oil and condensate ($/Bbl).......     14.93    13.95    15.76    15.55   16.51

                                             AS OF
                                         DECEMBER 31,     AS OF MARCH 31, 1996
                                       ----------------- -----------------------
                                         1994     1995    ACTUAL  AS ADJUSTED(4)
                                       -------- -------- -------- --------------
                                                               (UNAUDITED)
                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital....................... $  2,466 $  3,686 $  8,516    $  8,516
Total assets..........................  310,952  340,412  361,727     361,727
Long-term debt........................   53,000   89,000  100,000       7,649
Stockholders' equity..................  188,136  191,828  196,513     288,864

- --------
(1) Excluding 1995 nonrecurring transaction costs relating to the Plains merger totaling $14.2 million, net income (loss) for the year ended December 31, 1995 would be $9.5 million, EBITDA would be $51.2 million, cash flow from operations before changes in working capital would be $47.6 million, and cash flow from operations after changes in working capital would be $49.7 million. In addition, the effect of these nonrecurring costs was to reduce net income per share for the year ended December 31, 1995 by $0.47. EBITDA and cash flow from operations before changes in working capital are not measures determined pursuant to generally accepted accounting principles ("GAAP") nor are they alternatives to GAAP income or cash flow provided by operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".
(2) Plains used the successful efforts method of accounting and adopted the full cost method used by Barrett in the retroactively restated financial statements. See Note 2 to Financial Statements.
(3) Reflects income before income taxes less interest income, plus interest expense, plus depreciation, depletion and amortization expense. This data does not purport to reflect any measure of operations or cash flow.
(4) As adjusted to give effect to the issuance and sale of 4,000,000 shares of Common Stock offered hereby and the application of net proceeds therefrom. See "Use of Proceeds".

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following risk factors should be considered when evaluating an investment in the shares of Common Stock offered hereby.

VOLATILITY OF PRICES AND AVAILABILITY OF MARKETS

  The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing prices for natural gas and oil, which can be extremely volatile and in recent years have been depressed by excess domestic and imported supplies. Natural gas prices have risen in recent months. There can be no assurance that current price levels can be sustained. Prices also are affected by actions of state and local agencies, the United States and foreign governments, and international cartels. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of natural gas and oil. Any substantial or extended decline in the price of natural gas would have a material adverse effect on the Company's financial condition and results of operations, including reduced cash flow and borrowing capacity. All of these factors are beyond the control of the Company. The marketability of the Company's production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of gas and oil production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect the Company's ability to produce and market its natural gas and oil. If market factors were to change dramatically, the financial impact on the Company could be substantial. The volatility of product prices and the availability of markets are beyond the control of the Company and thus represent a significant risk. For the year ended December 31, 1995, the Company's production and reserve base were approximately 82% and 87% natural gas, respectively, on an energy equivalent basis. As a result, the Company's earnings and cash flow are more sensitive to fluctuations in the price of natural gas than to fluctuations in the price of oil. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties--Gas and Oil Marketing and Trading".

  The Company engages in hedging activities with respect to some of its gas and oil production through a variety of financial arrangements designed to protect against price declines, including swaps and futures agreements. To the extent that Barrett engages in such activities, it may be prevented from realizing the benefits of price increases above the levels of the hedges. See "Business and Properties--Gas and Oil Marketing and Trading."

  The Company reports its operations using the full cost method of accounting for gas and oil properties. Under full cost accounting rules, the net capitalized costs of gas and oil properties may not exceed a "ceiling" limit of the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. This rule requires calculating future revenues at unescalated prices in effect as of the end of each fiscal quarter and requires a write-down if the net capitalized costs of the gas and oil properties exceed the ceiling limit, even if price declines are temporary. The risk that the Company will be required to write-down the carrying value of its gas and oil properties increases when gas and oil prices are depressed or unusually volatile. A ceiling limitation write-down is a one-time charge to earnings, which does not impact cash flow from operating activities.

OTHER INDUSTRY AND BUSINESS RISKS

  The Company competes in the areas of gas and oil exploration, production, development and transportation with other companies, many of which may have substantially larger financial and other resources. The nature of the gas and oil business also involves a variety of risks, including the risks of operating hazards such as fires, explosions, cratering, blow-outs, encountering formations with abnormal pressures, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in losses to the Company. The operation of the Company's gas processing plant and its gas gathering systems involves certain risks, including explosions and environmental hazards caused by pipeline leaks and ruptures. The effect of these hazards are increased with respect to the Company's Gulf Coast activities due to the difficulty of containing leaks and ruptures in offshore locations. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of these risks in amounts that management believes to be reasonable. The occurrence of a significant event that is not fully insured could have a material adverse effect on the Company's financial position.

  The Company's revenues depend on its level of success in acquiring or finding additional reserves. Except to the extent that the Company acquires properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of the Company will decline as reserves are produced. There can be no assurance that the Company's planned exploration and development projects will result in additional reserves or that the Company will have future success in drilling productive wells.

  Gas trading activities involve a high degree of risk because of the inherent uncertainties associated with the gas trading process. These uncertainties include the lack of predictability in gas prices, risk of non-performance by counter-parties, market imperfections caused by regional price differentials, possible lack of liquidity in the trading markets and possible failure of physical delivery. Although the possibility of lower natural gas prices tends to add risk to the Company's exploration and development activities, it is the possibility of unexpected price volatility that represents a primary risk for the Company's gas trading activities. In addition, gas trading is highly competitive and the Company competes with several other companies, many of which have more experience, personnel and other resources available to them. However, the Company does not believe that any one competitor is dominant in the industry.

ENGINEERS' ESTIMATES OF RESERVES AND FUTURE NET REVENUES

  This Prospectus contains estimates of reserves and of future net revenues which have been prepared by the Company and reviewed by independent petroleum engineers. However, petroleum engineering is not an exact science and involves estimates based on many variable and uncertain factors. Estimates of reserves and of future net revenues prepared by different petroleum engineers may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. The actual amounts of production, revenues, taxes, development expenditures, operating expenses, and quantities of recoverable gas and oil reserves to be encountered may vary substantially from the engineers' estimates. Estimates of reserves also are extremely sensitive to the market prices for natural gas and oil. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties--Reserves".

GOVERNMENT REGULATION AND ENVIRONMENTAL RISKS

  The production and sale of oil and natural gas are subject to a variety of federal, state and local government regulations that may be changed from time to time in response to economic or political conditions. The regulations concern, among other matters, the prevention of waste, the discharge of materials into the environment, the conservation of natural gas and oil, pollution, permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, the unitization and pooling of properties, and various other matters including taxes. The Company currently has a dispute with the Internal Revenue Service. Although the Company believes it will prevail in its position, there can be no assurance of a favorable outcome. See
Note 11 to the Notes to Consolidated Financial Statements. Many jurisdictions have at various times imposed limitations on the production of gas and oil by restricting the rate of flow for gas and oil wells below their actual capacity to produce. In addition, many states have raised state taxes on energy sources and additional increases may occur, although there can be no certainty of the effect that increases in state energy taxes would have on natural gas and oil prices. Although the Company believes it is in substantial compliance with applicable environmental and other government laws and regulations and to date such compliance has not had a material adverse effect on the earnings or competitive position of the Company, there can be no assurance that significant costs for compliance will not be incurred in the future. Compliance with environmental laws, including the preparation of environmental assessments and impact statements, can delay drilling activity, thereby potentially reducing revenue and cash flow. See "Business and Properties-- Rocky Mountain Region--Wind River Project" and "--Government Regulation of the Oil and Gas Industry".

                                  THE COMPANY

  The Company was organized as a Colorado corporation in 1980 under the name AIMEXCO Inc. In December 1983, the Company acquired Barrett Energy Company, which owned certain gas and oil interests. In 1984, the Company changed its name to Barrett Resources Corporation, and in 1987 the Company changed its state of incorporation from Colorado to Delaware. In 1995, Plains merged with a subsidiary of, and became a wholly owned subsidiary of, the Company. The executive offices of the Company are located at 1515 Arapahoe Street, Tower 3, Suite 1000, Denver, Colorado 80202, and its telephone number at that address is (303) 572-3900.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offerings are estimated to be $92.4 million ($106.3 million if the Underwriters' over-allotment options are exercised in full) after deducting underwriting discounts and estimated offering expenses payable by the Company. The Company intends to use these net proceeds to repay as much as possible of its line of credit, which had $100 million outstanding as of March 31, 1996, and to create additional capacity under this line of credit, which, together with the Company's operating cash flow, will be used to fund its planned exploration and development activities, and for other general corporate purposes. Subject to management's determination that there are attractive opportunities, the Company also may use a portion of its bank line of credit and its operating cash flow to pursue exploration and/or development opportunities in other areas as well as selective acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources"; and "Business and Properties--Core Areas of Activity".

  The estimated amounts and uses set forth above indicate the Company's intentions for use of the net proceeds from the Offerings. The Company may reallocate the proceeds or utilize the proceeds for other gas and oil opportunities the Company deems to be in its best interests, due to an unforeseen change in circumstances concerning matters such as economic conditions, availability of debt financing or the existence of a property acquisition or development opportunity.

  The Company's bank line of credit is a $200 million facility with a current borrowing base of $160 million. The amount of the borrowing base at any time is determined by the lenders with reference to the collateral value of the Company's proved reserves. The borrowing base currently is being reviewed by the lenders, and the Company expects to be notified of the updated borrowing base level by June 30, 1996. As a result of the increase in the Company's estimated reserves and sales prices from March 31, 1995 to December 31, 1995, the Company expects an increase in its borrowing base. At the Company's election at the time of borrowing funds, interest begins to accrue on those funds either at the London interbank eurodollar rate (LIBOR) plus a spread ranging from 0.5% to 1.0% (depending on the ratio of the Company's outstanding borrowing to its borrowing base) or at the U.S. prime rate of interest. As of March 31, 1996, the Company's outstanding balance under the line of credit was $100 million, which was accruing interest at an average rate of 6.3%. The Company is required to pay interest on a quarterly basis until the entire outstanding balance matures on July 19, 1999. See "Capitalization" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources".

  The portion of the outstanding line of credit that has been incurred during the past year has been used by the Company primarily for its gas and oil activities and also for certain costs related to the Plains merger.

  The excess, if any, of net proceeds from the Offerings after paying the outstanding balance of the Company's line of credit will be placed temporarily in certificates of deposit, short-term obligations of the United States government, or other money-market instruments that are rated investment grade or its equivalent until used for the purposes described above.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "BRR". Prior to November 29, 1994, the Company's Common Stock was traded on the NASDAQ National Market System under the symbol "BARC". The following table sets forth the high and low sale prices of the Common Stock for each of the quarters indicated:

                                                                 HIGH     LOW
                                                                ------- -------
     1994
       First Quarter........................................... $14.375 $10.375
       Second Quarter..........................................  16.500  13.250
       Third Quarter...........................................  20.000  15.625
       Fourth Quarter..........................................  22.750  17.875
     1995
       First Quarter...........................................  21.750  16.875
       Second Quarter..........................................  25.875  19.375
       Third Quarter...........................................  25.375  19.375
       Fourth Quarter..........................................  30.625  21.000
     1996
       First Quarter...........................................  29.500  22.000
       Second Quarter (through May 23, 1996)...................  28.375  22.500

  On May 23, 1996, the last reported sale price of the Common Stock as reported on the NYSE was $24.375. As of May 23, 1996, there were approximately 4,890 stockholders of record of the Common Stock.

                                DIVIDEND POLICY

  The Company has not paid any cash dividends since its inception. The Company anticipates that all earnings will be retained for the development of its business and that no cash dividends on its Common Stock will be paid in the foreseeable future. In addition, the Company's bank line of credit restricts payment of dividends during a quarter to amounts that are less than 50% of the Company's average net income for the previous four quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                CAPITALIZATION

  The following table sets forth the unaudited capitalization of the Company as of March 31, 1996 and as adjusted to reflect the issuance and sale of 4,000,000 shares of Common Stock by the Company (assuming an initial public offering price of $24.375 per share based on the last reported sale price as reported on the NYSE on May 23, 1996 and after deduction of estimated underwriting discounts and offering expenses payable by the Company) and the application of the net proceeds therefrom. This table should be read in conjunction with "Use of Proceeds", the Selected Consolidated Financial Data, the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                             MARCH 31, 1996
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Cash and cash equivalents................................ $ 10,945   $ 10,945
                                                          ========   ========
Long-term debt(1)........................................ $100,000   $  7,649
Stockholders' equity:
  Preferred stock, $0.001 par value: 1,000,000 shares
   authorized, none issued and outstanding...............      --         --
  Common stock, $0.01 par value: 35,000,000 shares
   authorized, 25,153,666 issued and outstanding;
   29,153,666 issued and outstanding as adjusted(2)......      252        292
  Additional paid-in capital.............................   87,382    179,693
  Retained earnings......................................  109,346    109,346
  Treasury stock, at cost................................     (467)      (467)
                                                          --------   --------
    Total stockholders' equity........................... $196,513   $288,864
                                                          --------   --------
    Total capitalization................................. $296,513   $296,513
                                                          ========   ========

- --------
(1) See "Use of Proceeds" and Note 6 to Consolidated Financial Statements for certain terms of the Company's bank line of credit.
(2) Does not include 1,189,131 shares of Common Stock issuable upon exercise of outstanding stock options.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the consolidated financial statements, notes thereto and other information included elsewhere in this Prospectus and the documents incorporated herein by reference. The selected financial data for each of the three years in the period ended December 31, 1995 are derived from consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. See "Experts". The data presented for the three month periods ended March 31, 1995 and 1996 are derived from the unaudited consolidated financial statements and include, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. Production data for all periods are unaudited. Barrett's previously reported data for 1995 and prior years have been restated to reflect the merger with Plains under the pooling of interests method of accounting and the change in fiscal year end from September 30 to December 31. The selected data provided below are not necessarily indicative of the future results of operations or financial performance of the Company.

                                                                  THREE MONTHS
                                                                      ENDED
                                     YEAR ENDED DECEMBER 31,        MARCH 31,
                                    ---------------------------  ---------------
                                      1993      1994   1995(1)    1995    1996
                                    --------  -------- --------  ------- -------
                                                                   (UNAUDITED)
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(2):
Revenues:
 Oil and gas production...........  $ 80,911  $ 78,794 $ 96,996  $24,981 $29,544
 Trading revenues.................    22,955    28,114   28,554    7,788  11,993
 Revenue from gas gathering.......       216       353    1,074      291     448
 Interest Income..................       736       864      714      153     197
 Other income.....................     1,254     1,333      678      258     125
                                    --------  -------- --------  ------- -------
 Total Revenues...................  $106,072  $109,458 $128,016  $33,471 $42,307
Operating expenses:
 Lease operating expenses.........  $ 30,383  $ 28,223 $ 34,525  $ 8,897 $10,947
 Depreciation, depletion and
  amortization....................    20,185    22,760   33,480    8,100   9,404
 Cost of trading..................    21,675    27,190   27,611    7,452  11,214
 General and administrative.......    11,194    13,261   13,426    3,629   3,618
 Interest expense.................       725       942    4,631      941   1,551
 Other expenses, net..............       867       645      588      125     --
 Merger and reorganization
  expense.........................       --        --    14,161      --      --
                                    --------  -------- --------  ------- -------
 Total Expenses...................  $ 85,029  $ 93,021 $128,422  $29,144 $36,734
Income (loss) before income taxes
 and cumulative effect of change
 in method of accounting for
 postretirement benefits..........  $ 21,043  $ 16,437 $   (406) $ 4,327 $ 5,573
Provision for income taxes........     6,721     5,138    1,834    1,313   2,117
                                    --------  -------- --------  ------- -------
Income (loss) before cumulative
 effect of change in method of
 accounting for postretirement
 benefits.........................  $ 14,322  $ 11,299 $ (2,240) $ 3,014 $ 3,456
Cumulative effect of change in
 method of accounting for
 postretirement benefits, net of
 tax..............................      (656)      --       --       --      --
                                    --------  -------- --------  ------- -------
Net income (loss).................  $ 13,666  $ 11,299 $ (2,240) $ 3,014 $ 3,456
                                    ========  ======== ========  ======= =======
Net income (loss) per common share
 and common share equivalent
 before change in method of
 accounting for postretirement
 benefits.........................  $   0.58  $   0.46 $  (0.09) $  0.11 $  0.14
Net income (loss) per common share
 and common share equivalent--
 cumulative effect................      (.03)       --       --       --      --
                                    --------  -------- --------  ------- -------
Net income (loss) per common share
 and common share equivalent......  $   0.55  $   0.46 $  (0.09) $  0.11 $  0.14
                                    ========  ======== ========  ======= =======
EBITDA(3).........................  $ 41,217  $ 39,275 $ 36,991  $13,215 $16,331
CASH FLOW STATEMENT DATA:
Cash flow from operations before
 changes in working capital.......  $ 40,484  $ 38,975 $ 33,390  $12,327 $13,560
Cash flow from operations after
 changes in working capital.......    41,580    36,573   35,538    6,978  13,225
Additions to property, plant and
 equipment........................    45,488    95,589   82,758   18,252  22,173

                                     AS OF DECEMBER 31,   AS OF MARCH 31,  1996
                                     ------------------- -----------------------
                                       1994      1995     ACTUAL  AS ADJUSTED(4)
                                     --------- --------- -------- --------------
                                                               (UNAUDITED)
                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..................... $   2,466 $   3,686 $  8,516    $  8,516
Total assets........................   310,952   340,412  361,727     361,727
Long-term debt......................    53,000    89,000  100,000       7,649
Stockholders' equity................   188,136   191,828  196,513     288,864

- --------

(1) Excluding 1995 nonrecurring transaction costs relating to the Plains merger totaling $14.2 million, income (loss) for the year ended December 31, 1995 would be $9.5 million, EBITDA would be $51.2 million, cash flow from operations before changes in working capital would be $47.6 million, and cash flow from operations after changes in working capital would be $49.7 million. In addition, the effect of these nonrecurring costs was to reduce net income per share for the year ended December 31, 1995 by $0.47. EBITDA and cash flow from operations before changes in working capital are not measures determined pursuant to GAAP nor are they alternatives to GAAP income or cash flow provided by operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".
(2) Plains used the successful efforts method of accounting and adopted the full cost method used by Barrett in the retroactively restated financial statements. See Note 2 to Financial Statements.
(3) Reflects income before income taxes less interest income, plus interest expense, plus depreciation, depletion and amortization expense. This data does not purport to reflect any measure of operations or cash flow.
(4) As adjusted to give effect to the issuance and sale of 4,000,000 shares of Common Stock offered hereby and the application of net proceeds therefrom. See "Use of Proceeds".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  On July 18, 1995, the Company consummated the merger of a wholly owned subsidiary of the Company with Plains by issuing 12.8 million shares of its Common Stock to the former Plains stockholders. As a result of this merger, Plains became a wholly owned subsidiary of the Company. Also on July 18, 1995, the Company changed its fiscal year end from September 30 to December 31. The merger is being accounted for using the pooling of interests method. The pooling of interests method combines previously reported results as though the combination had occurred at the beginning of the periods being presented. Merger costs have been expensed during the 1995 year. The financial statements of the Company and Plains for 1993 through 1995 have been restated and adjusted for the merger with Plains and the change in fiscal year end. Due to this restatement, these financial statements are not comparable to the financial statements for the same periods as previously presented by the Company or Plains. The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto presented elsewhere in this Prospectus.

LIQUIDITY AND CAPITAL RESOURCES

  CAPITAL EXPENDITURES. Capital expenditures were $82.8 million for the year ended December 31, 1995 as compared to $95.6 million for the year ended December 31, 1994. Assuming reasonably successful development drilling results, the total capital expenditure budget for 1996, including expenditures of $22.2 million made during the first quarter of 1996, would be $131 million for gas and oil activities, and $6 million for other capital expenditures.

  CAPITAL SOURCES. The Company anticipates that the funds available from the Company's operations and borrowings under the Company's bank line of credit, together with cash flow from operations, should be sufficient to fund the planned capital expenditures described above. At March 31, 1996, the Company had cash and short-term investments of $10.9 million, working capital of $8.5 million, property and equipment of $313.4 million and total assets of $361.7 million. Compared to December 31, 1995, cash and short-term investments increased $3.4 million, working capital increased $4.8 million and property and equipment increased $12.7 million. Total assets increased by $21.3 million, funded by the Company's cash flow and by an $11.0 million increase in long-term debt. During the first quarter of 1996, as well as during 1995, the Company invested in its gas and oil properties in its core areas of activity, which increased both property and equipment and long-term debt.

  During the first quarter of 1996 and all of 1995, the Company generated operating cash flow of $13.6 million and $33.4 million, respectively, before working capital changes. After working capital changes, cash flow provided by operations was $13.2 million and $35.5 million, respectively. Excluding merger costs, cash flow from operations before working capital changes for 1995 was $47.6 million ($49.7 million after working capital changes).

  As of March 31, 1996 and December 31, 1995, respectively, the outstanding balance under the bank line of credit was $100 million and $89 million, as compared with $53 million at December 31, 1994. In July 1995, the Company entered into a $200 million credit agreement. The line of credit matures on July 19, 1999 and is funded by a consortium of six banks. The line of credit is unsecured and provides for interest rates based on LIBOR or prime rates at the Company's option. The borrowing base under the Credit Agreement is based on the banks' review of the collateral value of the Company's gas and oil properties. The current borrowing base is $160 million and was determined from a review of the gas and oil reserves as of December 31, 1994 for Plains and March 31, 1995 for Barrett. The borrowing base is scheduled for a review that will be completed by June 30, 1996 and will be based on the Company's December 31, 1995 reserves. As a result of the increase in the Company's estimated proved reserves and sales prices from March 31, 1995 to December 31, 1995, the Company anticipates that this review will result in an increase in its borrowing base.

  During the quarter ended March 31, 1996, the Company's capital expenditures were $22.2 million, including an aggregate of $16.1 million invested in development and expansion activities in the Piceance, Wind River, and Anadarko Basins. During 1995, the Company invested $72.3 million in property and equipment principally in the Piceance, Wind River and Arkoma Basins. The Company's drilling activities were primarily to develop and extend producing fields. Included in gas and oil property additions in 1995 is $7.4 million to purchase interests in properties with proved reserves of an estimated 4.0 Bcf of gas and 831,000 barrels of oil. In April 1996, the Company expended $2.7 million to acquire an estimated 16.6 Bcf of gas and issued 350,000 shares of its Common Stock to acquire an additional 10% interest in the Grand Valley Gathering System. See "Business and Properties--Recent Developments".

  During 1995, the Company increased its gas reserves by 12% to 514 Bcf and its oil reserves by 13% to 13.0 million barrels, thereby replacing 210% of its 1995 production. On an energy equivalent basis, the Company's reserves were 87% natural gas. Proved undeveloped reserves were 17% of the Company's total reserves. As of December 31, 1995, 34% of the Company's reserves were located in the Hugoton Embayment, 20% were located in the Piceance Basin, and 15% were located in the Wind River Basin.

  Reserve quantities increased 12% on an energy equivalent basis in 1995, while the standardized measure of discounted future net cash flows increased $67.3 million, or 28%, primarily due to reserve additions and increases in the sales prices of gas and oil. As of December 31, 1995, the Company was receiving an average of $1.77 per Mcf for its gas production and $17.35 per barrel for its oil production. Reserve extensions and discoveries added $85.5 million to the standardized measure, and purchases of proved reserves added $7.4 million to the valuation. In addition, the changes in sales prices and production costs increased the standardized measure of discounted future net cash flows by $24.6 million. These additions were offset by a $62.3 million reduction due to reserves produced during the year and $33.2 million for additional income taxes. The Company's reserve values remain sensitive to gas prices in the current environment of fluctuating commodities prices.

  From time to time the Company uses swaps to hedge the sales price of its natural gas and oil. In a typical swap agreement, the Company and a counter party will enter into an agreement whereby one party will pay a fixed price and the other will pay an index price on a specified volume of production during a specified period of time. Settlement is made by the parties for the difference between the two prices at approximately the same time as the physical transactions. The intent of hedging activities is to reduce the volatility associated with the sales prices of the Company's gas and oil production.

  The Company's merger with Plains and its drilling activities have increased its reserve base and its productive capacity and, therefore, its potential cash flow. The Company intends to continue to develop and acquire gas and oil properties in its areas of activity as dictated by market conditions and financial ability. The Company retains flexibility to participate in gas and oil activities at a level that is supported by its cash flow and financial ability. Management believes that the Company's borrowing capacity and cash flow are sufficient to fund its currently anticipated activities. The Company intends to continue to make prudent use of financial leverage to fund its operations on terms that management believes warrant investment of the Company's capital resources.

  Any additional equity issuances by the Company within 120 days after the Offerings would require the approval of the representatives of the Underwriters pursuant to the terms of the Underwriting Agreement between the Company and the Underwriters. See "Business and Properties--Recent Developments", "--Rocky Mountain Region--Piceance Basin" and "Underwriting".

RESULTS OF OPERATIONS

 THREE MONTHS ENDED MARCH 31, 1996 AS COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

  The following discussion of operating results is based on historical consolidated financial information that has been restated to reflect the merger of the Company and Plains on July 18, 1995 under the pooling of interests method of accounting.

  Net income for the quarters ended March 31, 1996 and 1995 was $3.5 million ($0.14 per share) and $3.0 million ($0.11 per share), respectively. This increase is primarily due to increased gas and oil production revenue, a 6% increase in average gas and oil sales prices, and a $443,000 increase in gross profit from gas trading.

  Total revenues for the quarter were $42.3 million, up 26% from $33.5 million for the same period in 1995. This increase is attributable to higher production revenues and a 54% increase in trading revenues.

  Production revenues for the first quarter of 1996 increased 18% from $25.0 million to $29.5 million. Production revenues and related volumes and average prices during the periods presented were as follows:

                                                                 QUARTER ENDED
                                                                   MARCH 31,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
     Gas Revenues (in thousands)............................... $18,296 $22,444
     Gas Production (Bcf)......................................    11.7    13.5
     Average Price per Mcf..................................... $  1.57 $  1.67
     Oil Revenues (in thousands)............................... $ 6,685 $ 7,100
     Oil Production (MBbls)....................................     430     430
     Average Price per Barrel.................................. $ 15.55 $ 16.51

  First quarter gas revenues increased 23% as compared with the same period in 1995, principally due to a 15% increase in production volumes and a 6% increase in average gas prices.

  The 6% increase in first quarter 1996 oil revenues from the same period in 1995 is directly attributable to a 6% increase in average oil prices.

  For the quarter ended March 31, 1996, revenues from trading were $12.0 million compared to $7.8 million for the same period in 1995. The associated costs of trading increased to $11.2 million from $7.5 million. Gross profit from trading was $779,000 and $336,000 for the respective quarters ended March 31, 1996 and 1995.

  To reduce its exposure to gas and oil price fluctuations, the Company enters into hedging arrangements from time to time for both trading and producing activities. During the first quarter ended March 31, 1996, the Company recognized net production hedging expenses of $812,000, which were recorded in the consolidated statements of income as adjustments of gas and oil production revenue. As of March 31, 1996, the Company held positions to hedge 0.075 Bcf of the Company's gas production and 91 MBbls of the Company's oil production.

  Production costs increased due to increases in sales and higher operating costs in the winter months in the first quarter.

  Depreciation, depletion and amortization increased to $9.4 million from $8.1 million due to a 13% increase in gas and oil equivalent production. During the 1996 and 1995 quarters, depletion, depreciation and amortization was $0.56 and $0.54 per Mcfe, respectively.

  Interest expense for the first quarter increased from $0.9 million in 1995 to $1.6 million in 1996. Increases were attributable to additional borrowing used principally to fund exploration, development and acquisition of gas and oil properties.

  The Company's largest source of operating income is from sales of its gas and oil production. Therefore, the levels of the Company's revenues and earnings are affected by prices at which natural gas and oil are being sold. This is particularly true with respect to natural gas, which accounted for approximately 76% of the Company's production revenue for the first quarter of 1996. As a result, the Company's operating results for any prior period are not necessarily indicative of future operating results because of the fluctuations in gas and oil prices and the lack of predictability of those fluctuations as well as changes in production levels.

 YEAR ENDED DECEMBER 31, 1995 AS COMPARED TO YEAR ENDED DECEMBER 31, 1994

  During 1995, the Company incurred a net loss of $2.2 million ($0.09 per share) compared to net income of $11.3 million ($0.46 per share) in 1994. The 1995 results include merger and reorganization costs of $14.2 million. Excluding these merger costs, the Company's net income after taxes would have been $9.5 million ($0.38 per share).

  Revenues increased 17% from 1994 to $128.0 million, and operating expenses, including $14.2 million of merger and reorganization costs, increased 38% to $128.4 million. Oil and gas production revenue increased 23% to $97.0 million. Lease operating expenses increased $6.3 million and depreciation, depletion and amortization increased $10.7 million.

  Production revenues increased $18.2 million primarily due to a 43% increase in gas production to 47.7 Bcf (130.7 MMcf per day). Oil production increased 32% to 1,702,000 barrels (4,660 barrels per day). Average gas sales prices decreased 20% to $1.47 per Mcf, while average oil prices increased 13% to $15.76 per barrel. Gas production accounted for 82% of total production on an energy equivalent basis. The Hugoton Embayment and Piceance Basin properties accounted for 37% and 14% percent, respectively, of total gas production. The Powder River and Permian Basins accounted for 43% and 32%, respectively, of total oil production. The decreased gas sales price was due to an overall deterioration in gas markets during most of the year.

  Lease operating expenses of $34.5 million was $0.60 per Mcfe compared to $0.69 per Mcfe in 1994. Depreciation, depletion and amortization increased $10.7 million primarily due to production increases. During 1995, depreciation, depletion and amortization on gas and oil production was provided at an average rate of $0.55 per Mcfe compared to an average rate of $0.52 per Mcfe in 1994.

  The gross margin on trading activities was virtually unchanged from 1994 at $943,000. Gas trading volumes increased 26% to 22.2 Bcf in 1995.

  During 1995, the Company hedged 4.9 Bcf (22%) of its gas trading volumes to lock in margins on specific transactions at a cost of $2.1 million. In addition, the Company hedged 11.0 Bcf (23%) of gas production for a net gain of $417,000. The hedging gain related to production is net of $1.2 million for an expense recorded in the fourth quarter due to a lack of correlation of the hedging instruments to the underlying commodity as of December 31, 1995. The Company enters into the hedging arrangements to reduce its exposure to price risks associated with commodities markets. Although hedging transactions associated with its production minimize the Company's exposure to losses as a result of unfavorable price changes, the transactions also limit the Company's ability to benefit from favorable price changes. At the end of December, 1995, the basis differential between the commodities markets and the market price of the Company's gas widened to historic levels. Because the increase in the commodities price was not accompanied by a similar increase in the market price of the Company's gas, the Company recorded an expense for the difference due to the inefficient hedge and positions that did not qualify for hedge accounting treatment. With respect to trading activities, the Company generally will not enter into a commitment for either a purchase or a sale unless (i) it has established a commitment for an offsetting sale or purchase, or (ii) it has established a hedge arrangement with a counter party that creates the same matching position.

  General and administrative expenses of $13.4 million were 1% greater than the previous year. The 1995 amount is net of $3.8 million of operating fee recoveries compared to a $3.4 million recovery in 1994. General and administrative expense in 1995 is generally a combination of the separate companies' expenses, because the integration of the two entities did not occur until late in the year and included costs for the Company to expand its business in existing and new activity areas. The Company expects to eliminate duplicative costs in 1996. Interest expense increased significantly from $0.9 million in 1994 to $4.6 million in 1995 as the Company financed a portion of its growth with bank debt. The Company incurred a 1995 expense of $14.2 million to combine Barrett and Plains and to integrate the separate companies' operations. The costs consist primarily of $7.4 million of investment banker and other professional fees to evaluate and consummate the merger and $5.6 million for employee termination and benefit costs. See "Underwriting".

  During 1995, the Company recorded a $1.8 million income tax expense even though it incurred a loss before taxes due to non-deductible merger costs. Excluding non-deductible merger costs, the Company would have had a $600,000 tax benefit.

  The Company's results of operations depend primarily on the production of natural gas which accounted for 87% of the Company's reserves and 82% of its production during 1995. Therefore, the Company's future results will depend on both the volume of natural gas production and the sales price for gas. The Company continues to explore for gas and oil to increase its production. The lack of predictability of both production volumes and sales prices may influence future operating results.

 YEAR ENDED DECEMBER 31, 1994 AS COMPARED TO YEAR ENDED DECEMBER 31, 1993

  During 1994, the Company earned net income of $11.3 million ($0.46 per share) compared to net income of $13.7 million ($0.55 per share) in 1993. The 1994 results include a tax benefit of $2.1 million due to an increase in financial reporting value of the Company's net operating loss carryover. Without the tax benefit from the net operating loss carryover, the Company's net income after taxes in 1994 would have been $9.2 million ($0.37 per share). The 1993 results include a tax benefit of $1.5 million from the value of the tax loss carryover and an expense of $656,000 for the cumulative effect of adopting Statement No. 106 of the Financial Accounting Standards Board to recognize accumulated postretirement benefit liabilities as of January 1, 1993. Net income before income taxes and the cumulative effect of the change in accounting method was $16.4 million in 1994 compared to $21.0 million in 1993.

  Revenues increased 3% from 1993 to $109.5 million, and operating expenses increased 9% to $93.0 million. Production revenue decreased $2.1 million, and trading revenues increased $5.2 million. These changes were offset by a decrease of $2.2 million in lease operating expenses, an increase of $2.6 million in depreciation, depletion and amortization and an increase of $5.5 million in the cost of trading.

  Production revenues decreased $2.1 million as a 5% increase in gas production was offset by a 6% decrease in the average gas sales price and a 7% decline in the average oil sales price. Oil production was virtually unchanged from 1993 to 1994. During 1994, the Company produced 91.2 MMcf of gas per day and 3.5 MBbls of oil per day. Gas production accounted for 81% of total production on an energy equivalent basis of 41.0 Bcfe. During 1994, the average gas sales price was $1.83 per Mcf ($1.94 in 1993) and the oil sales price was $13.95 per barrel ($14.93 in 1993). The decreased gas and oil sales prices were due to an overall market reduction in the commodity prices of the products.

  Lease operating expenses of $28.2 million averaged $0.69 per Mcfe compared with $0.77 per Mcfe in 1993. Depreciation, depletion and amortization increased $2.6 million primarily due to production increases. During 1994, depreciation, depletion and amortization was $0.52 per Mcfe compared to $0.48 per Mcfe in 1993.

  The gross margin on trading activities decreased to $924,000 from $1.3 million in 1993. Gas trading volumes increased 62% to 17.5 Bcf in 1994. The reduced results were due to a reduction of margins available for gas trading activities.

  General and administrative expenses of $13.3 million were 18% greater than the previous year. The 1994 amount is net of $3.4 million of operating fee recoveries compared to a $3.8 million recovery in 1993. The increased general and administrative expense was due to additional costs incurred by the Company to expand its activities and to explore in other areas.

  During 1994, the Company recorded a $5.1 million net income tax expense compared to a $6.7 net income tax expense in 1993. The 1994 expense is net of a $2.1 million reduction in the valuation allowance provided for the deferred income tax benefit of the net operating loss carryover.

                            BUSINESS AND PROPERTIES

OVERVIEW

  Barrett is an independent natural gas and crude oil exploration and production company with core areas of activity in the Rocky Mountain region of Colorado and Wyoming; the Mid-Continent region of Kansas and Oklahoma; and the Southern region of Texas, New Mexico, the Gulf Coast area of Louisiana and Texas and the shallow waters of the Gulf of Mexico. During 1995, the Company's total production was 57.9 Bcfe, which consisted of 82% natural gas and 18% crude oil. At December 31, 1995, the Company's estimated proved reserves were
591.3 Bcfe with an implied reserve life of 10.2 years based on 1995 production.

  The Company concentrates its activities in core areas in which it has accumulated detailed geologic knowledge and developed significant management expertise. The Company has developed and continues to build on its interests in the Piceance Basin in northwestern Colorado, the Anadarko and Arkoma Basins in Oklahoma and the Wind River Basin in Wyoming. As a result of the July 1995 merger with Plains, the Company acquired significant interests in the Hugoton Embayment in Kansas and Oklahoma, the Permian Basin in Texas and New Mexico, and the Powder River Basin in Wyoming. Recently, the Company expanded into the Louisiana and Texas Gulf Coast area and the shallow waters of the Gulf of Mexico. At December 31, 1995, these principal areas of focus represented an aggregate of approximately 93% of the Company's estimated proved reserves.

  The Company currently is experiencing significant growth in its gas production volumes, revenues and cash flow primarily as a result of its development drilling in the Wind River, Anadarko and Piceance Basins. For the first quarter ended March 31, 1996, the Company's average net daily gas production increased to 147.8 MMcf from 130.7 MMcf for the full year of 1995. See "--Areas of Activity".

  In addition to these development drilling programs, the Company is engaged in several exploration projects in the Wind River and Anadarko Basins and the Gulf Coast/Gulf of Mexico area. Barrett believes these projects will enhance its reserve base and financial position, although there can be no assurance this will occur. The Company also is evaluating opportunities to develop expertise and undertake exploration in selected international projects.

  As of December 31, 1995, the Company owned interests in 2,057 producing wells and operated 1,061, or 52%, of these wells. These operated wells contributed approximately 90% of Barrett's 1995 gas and oil production. The Company also owns interests in and operates a gas gathering system, a 27-mile pipeline and a gas processing plant in the Piceance Basin, and three smaller gas gathering systems in Oklahoma, Wyoming and Utah. See "--Gas Gathering".

  Barrett markets all of its own gas and oil production from wells that it operates. In addition, the Company engages in natural gas trading activities, which involve purchasing gas from third parties and selling gas to other parties at prices and volumes that management anticipates will result in profits to the Company. Through these trading activities, the Company obtains knowledge and information that enables it to more effectively market its own production. See "Risk Factors" and "--Gas and Oil Marketing and Trading".

BUSINESS STRATEGY

  Barrett's business strategy is to generate strong growth in reserves, production, earnings and cash flow through exploration, development and selective acquisitions of gas and oil properties in core areas of activity. The Company implements this strategy through the following:

  SPECIALIZED GEOLOGIC EXPERTISE. Both the CEO and President of Barrett are experienced, practicing geologists. They have established a team of geologists and geophysicists with expertise in the Company's core areas of activity. Prior to undertaking projects in new areas, the Company assembles specialized geologic expertise to identify and evaluate drilling prospects.

  AGGRESSIVE DRILLING PROGRAM. Barrett maintains a quality portfolio of higher risk, higher potential exploration prospects complemented by lower risk development projects. The majority of the Company's $131 million 1996 capital expenditure budget, which represents an increase of 82% from 1995 capital spending levels, is allocated to drilling activities. This budget contemplates that the Company will participate in drilling over 200 gross wells in 1996, subject to market conditions and other factors, compared with 129 gross wells in 1995. See "Risk Factors--Volatility of Prices and Availability of Markets" and "--Recent Developments".

  ADVANCED TECHNOLOGY. The Company makes extensive use of advanced technologies, including 3-D seismic and in-house analytical and processing capabilities, to better define drilling prospects. The Company also uses advanced production techniques in its enhanced recovery operations.

  OPERATING CORE PROPERTIES. At December 31, 1995, Barrett served as operator for 1,061 wells, representing approximately 90% of the Company's 1995 production. As operator, the Company coordinates drilling activities and arranges for the production, gathering and sale of its gas and oil from operated wells. Serving as operator enables the Company to exert greater control over the cost and timing of its exploration, development and production activities. See "--Core Areas of Activity".

  ACTIVE COST MANAGEMENT. As the Company pursues continued strong growth, it strives to reduce expenses through implementation of cost control programs and active management of its operations, personnel and administrative activities.

  SELECTIVE ACQUISITIONS. The Company actively seeks to acquire working interests in gas and oil properties with development potential to augment operations in its core areas and to build acreage positions for exploration prospects. See "--Rocky Mountain Region--Piceance Basin".

  FINANCIAL FLEXIBILITY. The Company is committed to maintaining financial flexibility in order to pursue exploration and development activities and take advantage of selective acquisition opportunities that may arise. The Offerings, and the resulting reduction of debt, will enhance Barrett's financial flexibility by further strengthening its balance sheet. See "Capitalization".

RECENT DEVELOPMENTS

  On March 6, 1996, the Company announced a 1996 capital expenditure budget for gas and oil activities of $131 million, which is contingent upon market conditions and other factors. Total 1996 budgeted expenditures include approximately $24 million for the Wind River Basin, $13 million for the Piceance Basin, $22 million for the Anadarko Basin, $18 million for the Arkoma Basin, $14 million for the Gulf Coast/Gulf of Mexico, $1 million for international projects, $20 million for exploration and development activities in other areas, and $19 million for possible acquisitions, primarily in the Company's strategic core areas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations", "--Core Areas of Activities", "--Rocky Mountain Region--Piceance Basin" and "--Gas Gathering".

  At the April 24, 1996 Central Gulf of Mexico Outer Continental Shelf Lease Sale, the Company joined United Meridian Corporation ("UMC") in submitting the high bids on nine blocks in the West Cameron, East Cameron, Vermilion, South Marsh Island and Eugene Island areas. The Company will have a 25% working interest through completion of production facilities and a 22% working interest thereafter in each of these nine blocks. Separately, the Company joined with Norcen Explorer, Inc., with a 50% working interest, in submitting the high bid for Ship Shoal Block 235, and the Company independently submitted the high bid for West Cameron Block 211. All bids are subject to final approval by the Mineral Management Service ("MMS"). Two of the bids with UMC have been approved by the MMS, and the Company's share of the bonus payments for these leases was $0.4 million. If all the bids are approved, total bonus payments, net to the Company, for these lease interests will be $2.3 million. In addition, to support its Gulf Coast/Gulf of Mexico activities, the Company established an office in Houston, Texas in January 1996. See "--Southern Region--Gulf Coast/Gulf of Mexico".

  In April 1996, the Company acquired, for $2.7 million from Zenith, all of Zenith's Piceance Basin gas and oil interests, with an estimated 16.6 Bcf of proved natural gas reserves. In addition, the Company acquired all the stock of GVC in exchange for 350,000 shares of the Company's Common Stock. The sole asset of GVC is an approximate 10% interest in the Grand Valley Gathering System. The Company previously has owned interests in and is the operator of both the gathering system and the gas and oil assets in which it acquired interests as a result of these transactions. The Company has agreed to file a registration statement covering the sale of the shares received by the GVC shareholders in the GVC transaction. The 10% portion of these shares owned by Mr. Buford are subject to the 120 day lock-up described under "Underwriting". See "--Rocky Mountain Region--Piceance Basin".

  Mr. C. Robert Buford, a director of the Company, owns 89% of Zenith. In addition, at the time of the GVC transaction, Mr. Buford served as a director of GVC and owned 10% of GVC. The other 90% of GVC was owned at that time by Mr. Buford's three adult children. Due to these relationships, the terms of these transactions with Zenith and GVC were negotiated on behalf of the Company by a Special Committee of the Board of Directors of the Company, consisting of four independent outside directors. The Company also obtained an opinion from an investment banking firm that the terms of these transactions were fair to the Company. See "Underwriting".

CORE AREAS OF ACTIVITY
  The Company has organized its existing gas and oil activities into three regional core areas: the Rocky Mountain, Mid-Continent and Southern Regions.

                   [CORE AREAS OF ACTIVITY MAP APPEARS HERE]

  The following table sets forth certain information concerning these core areas of activity:

                                                              1996
                           ESTIMATED PROVED                 CAPITAL
                              RESERVES AT       1995      EXPENDITURE
                           DECEMBER 31, 1995 PRODUCTION      BUDGET
      BASIN OR FIELD            (BCFE)         (BCFE)   (IN MILLIONS)(1)
      --------------       ----------------- ---------- ----------------
Rocky Mountain Region
  Wind River..............        88.1           7.0         $ 23.6
  Piceance................       119.1           7.4           12.6
  Powder River............        30.0           4.8            9.2
  Green River.............        12.5           2.4            3.0
Mid-Continent Region
  Hugoton Embayment.......       200.7          17.6         $  0.9
  Arkoma..................        27.4           4.4           17.8
  Anadarko................        33.7           4.5           21.9
Southern Region
  Permian.................        39.1           5.3         $  5.1
  Gulf Coast/Gulf of Mexi-
   co.....................         8.7           2.1           14.4
Other Gas and Oil Activi-
 ties(2)..................        32.0           2.4         $ 22.2
                                 -----          ----         ------
    Total.................       591.3          57.9         $130.7
                                 =====          ====         ======

- --------
(1) All budgeted expenditures are for exploration and development except for $19.5 million for acquisitions included under "Other".

(2) Includes Utah, Nevada and international projects. Also includes 1996 capital budget of $19.5 million for acquisitions.

ROCKY MOUNTAIN REGION

  WIND RIVER BASIN. In 1994, following its major natural gas discovery in the Cave Gulch Field, the Company began a focused exploration program in the Wind River Basin of Wyoming, particularly along the Owl Creek Thrust fault.

  Cave Gulch Field. In August 1994, the Company drilled the Cave Gulch Federal Unit #1 well and discovered a significant natural gas field in the Fort Union and Lance Sandstones below the Owl Creek Thrust. In September 1994, the Company acquired additional interests, thereby increasing its working interest in the well and the 440-acre Cave Gulch Unit from 72% to 94%. The Company owns working interests from 40% to 100% in the surrounding area and owns leasehold interests in 15,687 gross and 7,839 net acres in the Cave Gulch area.

  During 1995, the Company drilled and set production casing on eight wells in the Cave Gulch Federal Unit Nos. 2, 3, 4, 7, 8, 9, 11 and 13. All eight wells have been completed in various intervals from the Fort Union, Lance and/or Meeteetse Formations. Combined daily production for the Cave Gulch Field at year end 1995 was 52 MMcf of natural gas and 232 barrels of oil. As of December 31, 1995, the Field had a total cumulative production of 9 Bcf of natural gas and 52,000 barrels of oil. The Company owns a 94% working interest in each of these eight wells.

  In December 1995, the Company drilled the Cave Gulch #15, a 12,661-foot twin to the Cave Gulch Unit #1 well, to probe for deeper Mesaverde and Cody Sandstones of the Upper Cretaceous age. Production pipe was run to total depth in the well. However, due to requirements of the Cave Gulch environmental assessment, completion of testing has been delayed until the summer of 1996. The Company owns a 90.62% working interest below the shallower Lance Formation, which, subsequent to completion, will be reduced to 58.13%.

  During 1996 the Company plans to drill a well in Cave Gulch to test the deeper Frontier, Muddy, Dakota and Lakota Formations. Because of the multiple formations prevalent in the Wind River Basin, Barrett can reduce the risk of testing these deeper formations by attempting to develop the shallower Fort Union, Lance and Meeteetse Formations in the same well.

  During 1996, the Company had planned to drill up to 10 wells. However, the Bureau of Land Management has determined that an environmental impact statement in the greater Cave Gulch area will be required to assess future development proposals from the Company and other operators in the area. The Company believes that certain locations could be drilled in the Cave Gulch area during the environmental impact statement process, and the Company will proceed accordingly.

  Effective March 1, 1996, the Company augmented its Cave Gulch position by purchasing for $3.62 million a 5% working interest in 15 wells (12 producing, two waiting on completion, and one shut-in) operated by a third party.

  The Company's gas production is currently constrained to a production rate of approximately 60,000 MMBtu per day due to pipeline take-away capacity in the Cave Gulch area of operation and the Wind River Basin. Two interstate pipelines serve the Cave Gulch area, and both have proposed expansions to increase their take-away capacity. The Company is supporting these expansion proposals with transportation volume commitments. Both pipeline expansions are scheduled for completion during the first half of 1997. See "--Gas and Oil Marketing and Trading".

  Owl Creek Thrust. The Company continues to evaluate additional exploration prospects in the Owl Creek Thrust and central Wind River Basin. The Company has 80,100 gross and 62,222 net acres under lease outside of the Cave Gulch area.

  For the year ended December 31, 1995, the Wind River Basin represented 15% of the Company's estimated proved reserves and 12% of the Company's total production. In 1996, 18% of Barrett's $131 million capital expenditure budget is planned to be spent in the Wind River Basin for development, leasehold acquisition, seismic surveys and exploration, including participating in drilling up to 21 wells.

  PICEANCE BASIN. The Piceance Basin of northwestern Colorado is a core operating area for the Company and will continue to be very prominent in the Company's capital spending plans. The Company's activities in the Piceance Basin are conducted primarily in three fields: Parachute, Rulison and Grand Valley. In addition, the Company has small projects in the Trailridge area and the Story Gulch Federal Unit.

  The Company's drilling activities in the Piceance Basin primarily target the lenticular sandstones of the Williams Fork Formation of the Mesaverde Group. These sandstone reservoirs overlie the blanket sandstones of the Iles Formation in the basal Mesaverde. Barrett drilled its first well in the Piceance Basin in 1984. At present, the Company owns interests in and operates 267 wells in the Piceance Basin. The Company also operates and owns an interest in the Grand Valley Gathering System, an approximate 150-mile pipeline gathering system with related production and compression facilities, a 27-mile pipeline and a gas processing plant in the Piceance Basin.

  The Company is currently negotiating the purchase of an additional 5% working interest in the Piceance Basin gas and oil properties and an additional 5% working interest in the Grand Valley Gathering System for up to 236,000 shares of Common Stock. There can be no assurance this transaction will be consummated.

  In February 1995, the Company received approval for 40-acre well density by the Colorado Oil and Gas Conservation Commission with respect to 81 640-acre sections in the Parachute, Rulison and Grand Valley Fields. The Company has completed the drilling of two three-well test programs on 40 acres in the Rulison and Grand Valley Fields.

  For the year ended December 31, 1995, the Piceance Basin represented 20% of the Company's estimated proved reserves and 13% of the Company's total production. In 1996, the Company intends to spend 10% of its capital expenditure budget in the Piceance Basin for development and exploration, including participating in drilling up to 23 wells and six recompletions. The Company currently is continuously operating one drilling rig in the Basin.

  POWDER RIVER BASIN. The Powder River Basin in Wyoming is primarily an oil province, with production from Cretaceous and Permian-age formations. One of the reservoir targets in this area is the Permian Minnelusa Formation. This Basin contributes nearly one-half of the Company's daily oil production and further activity will concentrate on development drilling and enhanced recovery projects utilizing 3-D seismic technology where appropriate.

  The Company has initiated or is planning the use of alkaline surfactant polymer ("ASP") technology to chemically enhance oil recovery in a number of fields. The Company also is using 3-D seismic technology to identify development opportunities in this area. The Company is targeting the North Adon Road, West Rozet, Rozet Minnelusa Unit, South Rozet, Cambridge Unit, West Moran, East Moran, Wallace, Bracken and Powell Fields.

  For the year ended December 31, 1995, the Powder River Basin represented 5% of the Company's estimated proved reserves and 8% of the Company's total production. In 1996, Barrett intends to spend 7% of its capital expenditure budget for development, enhanced recovery projects utilizing 3-D seismic technology, and exploration opportunities in the Powder River Basin, including participating in drilling up to 16 wells.

  GREEN RIVER BASIN/WYOMING OVERTHRUST. The Company owns leasehold interests within the greater Green River Basin, primarily in the Moxa Arch, Rock Springs Uplift and Wamsutter Arch areas, and in the Wyoming Overthrust Trend. The Company participated in one well in the Green River Basin and one well in the Wyoming Overthrust in 1995. For the year ended December 31, 1995, the Green

River Basin represented 2% of the Company's estimated proved reserves and 4% of the Company's total production. In 1996, the Company intends to spend 2% of its capital expenditure budget in drilling up to 10 wells in the Green River Basin in 1996. See "--Gas Gathering--Latham Draw Gathering System."

  UINTA BASIN. The Company purchased an interest in the Brundage Canyon Field, located in the Uinta Basin in Duchesne County, Utah, in December 1995 for $4.6 million. The Company made additional acquisitions totaling $0.6 million in this area during the first four months of 1996. As a result of these acquisitions, the Company currently owns working interests ranging from 49% to 100% in 20 producing wells, a pipeline gathering and transmission system, and 24,660 gross acres, approximately 21,700 net acres, all of which are on the Ute Indian Reservation. Since discovery, the Brundage Canyon Field has produced 1,270 MBbls of oil and is currently producing 300 barrels of oil and 750 Mcf of gas per day, primarily from multiple sandstone reservoirs of the lower Green River Formation at depths averaging 5,500 feet. Individual wells in the area can have a primary recovery of over 200 MBbls of black wax crude oil, which can command a premium price over posted prices.

  The Company plans extensive work in this Field during 1996, including a 12-well program to develop infill and field extension locations, a 40-acre pilot waterflood project, and recompletions and workovers of existing wells to test the viability of shallower horizons for potential future development. Deeper gas bearing Wasatch and Mesaverde reservoirs are also prospective and will be tested in the future.

MID-CONTINENT REGION

  HUGOTON EMBAYMENT. The largest single producing area for the Company is the Hugoton Embayment, which is one of the largest gas producing areas in the United States, located in southwest Kansas, the Oklahoma panhandle and the Texas panhandle. The Company produces gas from three fields in the Hugoton
Embayment: the Hugoton, the Guymon-Hugoton and Panoma Fields. For the year ended December 31, 1995, the Hugoton Embayment represented 34% of the Company's estimated proved reserves and 30% of the Company's total production.

  Hugoton and Guymon-Hugoton Fields. In the Hugoton and Guymon-Hugoton Fields, the Company has working interests in 357 gross wells and operates 304 of them. The Hugoton and the Guymon-Hugoton Fields produce from the Chase Formation.

  Panoma Field. Panoma is the field designation for gas produced from the Council Grove Formation, a formation immediately beneath the Chase Formation. The Council Grove Formation has similar reservoir rocks as the Chase Formation. However, the productive limits are not as extensive. Presently, the Company has a working interest in 54 gross Panoma wells and operates 50 of those wells.

  Gas Sales Agreement. The majority of the Company's gas production from the Hugoton and Panoma Fields is sold under a long-term contract (life-of-field) to KN Gas Supply Services, Inc. ("KNGSS"). Among other things, this contract provides for annual re-determination of the price the Company is to receive. In 1996, the price is calculated each month by using the average price of a basket of four Mid-Continent indices less a variable amount not to exceed $0.20 per MMBtu.

  Net Profit Agreements. The Company produces natural gas in the Guymon-Hugoton Field under a Dry Gas Agreement with Chevron U.S.A. Inc. ("Chevron"). This agreement allows the Company to expend funds for the operation of the properties (including the cost of drilling wells) and to recoup the funds so expended from current production income. Eighty percent of net operating income generated by the natural gas production (after operational costs are recouped, including the cost of drilling and equipping wells) is then paid to Chevron. At December 31, 1995, the Company had interests in 56 wells subject to the terms of this agreement.

  The Company also produces natural gas in the Hugoton Field under various agreements similar to the Chevron agreement, except that net operating income is allocated 15% to the Company and 85% to other parties. At December 31, 1995, the Company had interests in 48 Chase Formation wells and eight Council Grove Formation wells under these agreements.

  The third party interests under all the net profit agreements are treated as lease operating expenses by the Company. Additional or replacement wells drilled on the properties, including wells drilled under the infill drilling program in the Hugoton Field, would be operated under the same terms and conditions as existing wells, and would result in the commencement of the 80/20 or 85/15 net operating income allocation after the cost of the new wells is recovered.

  Hugoton Gas Trust Agreement. Natural gas rights established in 1955 to approximately 50,000 partially developed acres in Finney and Kearny Counties, Kansas were transferred to Plains by K N Energy, Inc. ("K N") on October 1, 1984 subject to a natural gas payment of $0.06 per Mcf for natural gas produced from the acreage. Quarterly payments are made by Plains to the Hugoton Gas Trust, a publicly held trust created in 1955. Payments terminate when the estimated gross recoverable natural gas reserves decline to 50 Bcf or less. As of December 31, 1995, the gross proved natural gas reserves attributable to the leases burdened by this agreement were estimated to be
176.4 Bcf. The natural gas payments are treated as lease operating expenses by the Company. At December 31, 1995, the Company had working interests in 196 wells that were subject to such payments. Any additional natural gas wells drilled on this acreage also will be subject to the $0.06 payment per Mcf of natural gas produced.

  Barrett intends to spend $0.9 million of its 1996 capital expenditure budget on the Hugoton Embayment for development drilling and increased deliverability through compression, including participating in drilling six new wells.

  ARKOMA BASIN. Due to the complex structure and overlapping nature of the rock formations, the Company has been using and will continue to use 3-D seismic surveys extensively in the Arkoma Basin in Oklahoma. In 1995, Barrett participated in the drilling of 16 wells in the five main focus areas of the Arkoma Basin in Oklahoma: Red Oak Field, Limestone Ridge area, White Ranch Field, Wilburton Field and the Choctaw Thrust 3-D area. Additionally, the Company entered two new areas in 1995 with acquisitions of non-producing leaseholds and of producing properties in the Choctaw Thrust 3-D area extension and the South Panola 3-D area. For the year ended December 31, 1995, the Arkoma Basin represented 5% of the Company's estimated proved reserves and 8% of the Company's total production.

  Development and exploration drilling are the Company's priorities for Arkoma in 1996. Barrett intends to spend 14% of its 1996 capital expenditure budget in the Arkoma Basin, including participating in drilling up to 19 wells, together with land and seismic surveys.

  ANADARKO BASIN. Since 1993, the Anadarko Basin in southwestern Oklahoma has been one of the Company's most active drilling areas. In 1995, the Company participated in the drilling of 32 wells with working interests ranging from 1.5% to 100% after payout. While staying active in the Strong City Red Fork Play, the Company has become increasingly active in the Mountain Front Granite Wash play and the Sentinel Field area. For the year ended December 31, 1995, the Anadarko Basin represented 6% of the Company's estimated proved reserves and 8% of the Company's total production.

  Barrett plans to spend 17% of its 1996 capital expenditure budget in the Anadarko Basin for development and exploration drilling, including participating in drilling up to 74 wells, together with leasehold acquisitions and seismic surveys as currently planned.

SOUTHERN REGION

  PERMIAN BASIN. The Permian Basin in west Texas and southeast New Mexico is primarily an oil province. The Company's activities in 1995 in the Permian Basin included the final phases of exploratory drilling and a continuing effort in development drilling. As of December 31, 1995, the Company had an interest in 300 gross wells (225 net wells) located in the Permian Basin, which produce approximately 1,100 net barrels of oil per day. The primary areas of production for the Company are in the South Cowden Field, Spraberry Trend area, Novice Field and North Knox City Field in Ector, Midland, Martin, Coleman and Knox Counties, Texas, respectively, and the Teague Field in Lea County, New Mexico. In 1995, Barrett participated in drilling 17 wells in the Permian Basin. For the year ended December 31, 1995, the Permian Basin represented 7% of the Company's estimated proved reserves and 9% of the Company's total production.

  The Company's potential plans for the Permian Basin include waterflood, enhanced oil recovery projects and development drilling opportunities. Barrett intends to spend 4% of its 1996 capital expenditure budget in the Permian Basin, including participating in drilling up to 21 wells.

  GULF COAST/GULF OF MEXICO. The Company recently has established a new core area in the Louisiana and Texas Gulf Coast area and the shallow waters of the Gulf of Mexico. The Company believes that this area has significant reserve potential and is well suited to its exploration emphasis and geologic expertise. The availability of extensive 3-D seismic coverage over most of the Outer Continental Shelf, the frequency of lease sales and the turnover of expiring leases also make the Gulf of Mexico an attractive area. In addition, wells in the Gulf of Mexico typically produce at higher rates, which increases cash flow, but have relatively shorter productive lives. This production profile will complement the Company's long-lived, relatively lower deliverability wells in the Rocky Mountain and Mid-Continent regions. Finally, Gulf Coast/Gulf of Mexico natural gas prices historically have been higher than prices in other regions in which the Company operates. For the year ended December 31, 1995, the Gulf Coast/Gulf of Mexico represented 1% of the Company's estimated proved reserves and 4% percent of the Company's total production.

  The Company's strategy in the Gulf Coast/Gulf of Mexico is to participate with established operators to identify and drill high quality prospects. At the April 24, 1996 Central Gulf of Mexico Outer Continental Shelf Lease Sale, the Company joined UMC in submitting the high bids on nine blocks in the West Cameron, East Cameron, Vermilion, South Marsh Island and Eugene Island areas. The Company will have a 25% working interest through completion of production facilities and a 22% working interest thereafter in each of these nine blocks. Separately, the Company joined with Norcen Explorer, Inc., with a 50% working interest, in submitting the high bid for Ship Shoal Block 235, and the Company independently submitted the high bid for West Cameron Block 211. All bids are subject to final approval by the MMS. Two of the bids with UMC have been approved by the MMS and the Company's share of the bonus payments for these leases is $0.3 million. If all the bids are approved, total bonus payments, net to the Company, for these lease interests will be $2.3 million. The Company anticipates participating in drilling one or more of the blocks beginning in the second quarter of 1997.

  Barrett intends to spend 11% of its 1996 capital expenditure budget in the Gulf Coast/Gulf of Mexico area for development and exploration opportunities, including participating in drilling up to 10 wells, together with land and seismic surveys.

GAS GATHERING

  The Company currently owns interests in and operates gas gathering systems through its wholly owned subsidiary, Bargath Inc. ("Bargath"). These systems connect to producing wells in which the Company owns interests. The Company also owns various gathering assets in the Hugoton Field through another wholly owned subsidiary, Plains Petroleum Gathering Company. The Company believes that these assets enable the Company to better control the costs and marketing of its production.

  GRAND VALLEY GATHERING SYSTEM. In 1985, Bargath designed and constructed a gathering system in the Grand Valley Field to transport natural gas from certain of the Company's wells to Questar Pipeline Corporation's interstate pipeline. This gathering system subsequently has been expanded to approximately 150 miles, and a 16-inch, 27-mile pipeline has been added. As of December 31, 1995, the Grand Valley Gathering System was connected to 210 producing gas wells in the Piceance Basin. The system now has the flexibility to deliver gas to three interstate pipelines, owned by Questar Pipeline Company, Northwest Pipeline Corporation and Colorado Interstate Gas Company, and one intrastate pipeline owned by Public Service Company of Colorado and K N.

  In December 1994, the Company completed the construction of a 90,000 MMBtu per day gas processing plant to extract liquid hydrocarbons from the gas stream. Depending on the take-away capacity from time to time of these four pipeline systems, the gathering system has the capability of delivering approximately 110,000 MMBtu of gas per day. The Company, which is the operator for these systems in the Piceance Basin, increased its interest in the systems to 39.5% when it acquired an additional 10% interest in April 1996. See "Business and Properties--Recent Developments" and "--Rocky Mountain Region-- Piceance Basin".

  BLUE MOUNTAIN GATHERING SYSTEM The Company acquired the Blue Mountain Gathering System in January 1995 to complement drilling activity Barrett was conducting in Latimer County, Oklahoma. The 5 1/2-mile system moves Barrett's and third party gas into NorAm Gas Transmission System for flow to Midwest and East Coast markets.

  LATHAM DRAW GATHERING SYSTEM. During fiscal 1992, Bargath designed and constructed a 30-mile gas gathering system in southwestern Wyoming to connect seven wells drilled and completed by the Company on the Red Desert-Washakie prospect. On May 23, 1996, the Company entered into an agreement to exchange Bargath's 48% interest in the Latham Draw Gathering System and related gas and oil properties for the receipt of $0.8 million and gas and oil properties in the Green River Basin that are more closely aligned to the Company's core needs. Closing is anticipated to occur in late June 1996 subject to satisfaction of certain conditions.

GAS AND OIL MARKETING AND TRADING

  Barrett markets all of its own gas and oil production from wells that it operates. In addition, the Company engages in natural gas trading activities, which involve purchasing gas from third parties and selling gas to other parties at prices and volumes that management anticipates will result in profits to the Company. Through these trading activities, the Company obtains knowledge and information that enables it to more effectively market its own production. See "Risk Factors--Volatility of Prices and Availability of Markets" and "--Other Industry and Business Risks".

  NATURAL GAS. The Company has entered into a number of gas sales agreements on behalf of itself and its industry partners with respect to the sale of gas from its properties in each of the Company's basins. These contracts vary with respect to their specific provisions, including price, quantity, and length of contract. As of May 1, 1996, less than 5% of the Company's production was committed to gas sales contracts that had fixed prices. However, with the exception of one contract covering approximately 2,000 MMBtu per day of gas production from the Piceance Basin through 2011, none of the contracts provides for fixed prices beyond May 1997. The Company believes that it has sufficient production from its properties to meet the Company's delivery obligations under its existing gas sales contracts.

  The Company has entered into a series of firm transportation agreements with various Rocky Mountain pipeline companies. These transportation arrangements have terms ranging from one year to ten years. These various transportation agreements provide the Company the opportunity to transport its Rocky Mountain gas production from a current low priced environment. These agreements in total provide transportation of approximately 35% of the Company's current daily Rocky Mountain production.

  In addition, the Company has entered into transportation arrangements to support future expansions of Rocky Mountain interstate pipelines. These expansions are designed to transport Rocky Mountain gas production to the Mid-Continent region for sale. The Company has committed to 35,000 MMBtu per day of pipeline capacity for terms ranging from five years to 10 years. These expansions are subject to Federal Energy Regulatory Commission approval and are scheduled to be operational by the second quarter of 1997.

  For 1996, the Company renegotiated the pricing provisions with KNGSS with respect to a majority of its Hugoton and Panoma Fields' gas production. The price is calculated on a monthly basis by using the average price of a basket of four Mid-Continent indices less a variable amount not to exceed $0.20 per MMBtu.

  During the year ended December 31, 1995, there was one gas purchaser, KNGSS, that accounted for approximately 18% of the Company's total revenues. The Company believes it would be able to locate alternate customers in the event of the loss of this customer.

  The Company has established a Risk Management Committee to manage the Company's hedging activities with respect to both production and trading. The Risk Management Committee consists of the Chief Executive Officer, the President and Chief Operating Officer, the Chief Financial Officer, and the Executive Vice President-Operations. With respect to production hedge transactions, it is the policy of the Company that the Risk Management Committee review and approve all such transactions and that all such transactions must be fully hedged with no open positions.

  As a result of its gas trading activities, the Company may from time to time have gas purchase or sales commitments without corresponding contracts to offset these commitments, which could result in losses to the Company. The Company currently attempts to control and manage its exposure to these risks by monitoring and hedging its trading positions as it deems appropriate and by having the Company's Risk Management Committee review significant trades or positions before they are committed to by trading personnel. All fixed price trading activities are hedged to lock in margins.

  As of May 1, 1996, the Company had entered into financial hedge transactions to hedge 42,000 MMBtu per day of gas production from May 1, 1996 through October 31, 1996, representing approximately 26% of the Company's current net daily gas production.

  During the year ended December 31, 1995, revenues from trading activities, which includes the cost of gas purchased or sold for trading purposes, was $28.6 million, representing 22% of the Company's consolidated revenues. During the quarter ended March 31, 1996, revenues from trading activities was $12 million, representing 28% of the Company's consolidated revenues.

  OIL AND CONDENSATE. Oil, including condensate production, is generally sold from the leases at posted field prices, plus negotiated bonuses. Marketing arrangements are made locally with various petroleum companies. The Company sells its oil production to numerous customers. No customer's total 1995 oil purchases represented more than 10% of total Company revenues. Oil revenues totaled $26.8 million for 1995 and represented 21% of the Company's total revenues for the year.

  In addition, the Company has entered into a hedge transaction to hedge 1,000 barrels of daily crude oil production from May 1, 1996 through June 30, 1996 representing approximately 22% of the Company's current daily net oil production.

PRODUCTION

  The table below sets forth information with respect to the Company's net interests in producing gas and oil properties for each of its last three years and for the three months ended March 31, 1996 and 1995, respectively:

                                                 GAS AND OIL PRODUCTION
                                          -------------------------------------
                                                                  THREE MONTHS
                                                                      ENDED
                                          YEAR ENDED DECEMBER 31,   MARCH 31,
                                          ----------------------- -------------
                                           1993    1994    1995    1995   1996
                                          ------- ------- ------- ------ ------
Quantities Produced and Sold
  Gas (Bcf)..............................    31.7    33.3    47.7   11.7   13.5
  Oil and Condensate (MMBbls)............     1.3     1.3     1.7    0.4    0.4
Average Sales Price
  Gas ($/Mcf)............................ $  1.94 $  1.83 $  1.47 $ 1.57 $ 1.67
  Oil and Condensate ($/Bbls)............   14.93   13.95   15.76  15.55  16.51
Average Production Costs ($/Mcfe)........ $  0.77 $  0.69 $  0.60 $ 0.63 $ 0.68

PRODUCTIVE WELLS AND DEVELOPED ACREAGE

  The productive wells in which the Company owned a working interest as of December 31, 1995 are described in the following table:

                                       PRODUCTIVE WELLS (1)
                                     -------------------------
                                      GAS WELLS    OIL WELLS   DEVELOPED ACREAGE
                                     ------------ ------------ -----------------
           BASIN OR FIELD            GROSS  NET   GROSS  NET    GROSS     NET
           --------------            ----- ------ ----- ------ -----------------
Rocky Mountain Region
  Wind River........................     9   8.46    0    0.00      440      414
  Piceance..........................   289  99.93    0    0.00   35,200   10,600
  Powder River......................    16   2.30  288   67.60   42,654   25,521
  Green River.......................    45  21.43    3    1.80   19,998    9,396
Mid-Continent Region
  Hugoton Embayment.................   411 346.80    0    0.00  118,238  114,100
  Arkoma............................   135  24.81    0    0.00   41,181   11,755
  Anadarko..........................   180  66.34   13   12.60   40,725   14,571
Southern Region
  Permian...........................    13   9.60  287  215.73   25,922   20,407
  Gulf Coast/Gulf of Mexico.........    12   2.90   10    0.60    2,934      420
Other(2)............................    93  58.30  253   33.94   45,403   30,741
                                     ----- ------  ---  ------ -------- --------
  Total............................. 1,203 640.87  854  332.27  372,695  237,925
                                     ===== ======  ===  ====== ======== ========

- --------
(1) Each well completed to more than one producing zone is counted as a single well. The Company has royalty interests in certain wells that are not included in this table.

(2) Includes Uinta (Utah) and Paradox (Utah) Basins and Eagle Springs (Nevada) Field.

DRILLING ACTIVITY

  The following table summarizes the Company's gas and oil drilling activities, all of which were located in the continental United States, during the last three years:

                                                        WELLS DRILLED
                                             -----------------------------------
                                                   YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                                1993        1994        1995
                                             ----------- ----------- -----------
                                             GROSS  NET  GROSS  NET  GROSS  NET
                                             ----- ----- ----- ----- ----- -----
Exploratory
  Gas.......................................    0   0.00    1   0.50    0   0.00
  Oil.......................................    1   0.10    5    .58    1   0.33
  Non-productive............................   12   4.55    8   1.84    8   2.65
                                              ---  -----  ---  -----  ---  -----
    Total...................................   13   4.65   14   2.92    9   2.98
                                              ===  =====  ===  =====  ===  =====
Development
  Gas.......................................   70  24.29  100  36.51   88  39.03
  Oil.......................................   13  10.40   19  12.62   22  11.68
  Non-productive............................    9   1.35   18   7.65   10   3.51
                                              ---  -----  ---  -----  ---  -----
    Total...................................   92  36.04  137  56.78  120  54.22
                                              ===  =====  ===  =====  ===  =====

  In addition, the Company was participating in 10 gross (2.97 net) wells which were in the process of being drilled at December 31, 1995.

RESERVES

  The table below sets forth the Company's estimated quantities of proved reserves, all of which were located in the continental U.S., and the present value of estimated future net revenues from these reserves on a non-escalated basis, discounted at 10% per year, as of the end of each of the last three years. These estimates were prepared by the Company, with certain portions having been reviewed by Ryder Scott Company, an independent reservoir engineer, and the other portions having been reviewed by Netherland, Sewell & Associates, Inc., an independent reservoir engineer. The total proved net reserves estimated by the Company were within 10% of those reviewed and estimated by the engineers; however, on a well by well basis, differences of greater than 10% may exist. See "Risk Factors--Engineers' Estimates of Reserves and Future Net Revenues".

                                             AS OF DECEMBER 31,
                               -----------------------------------------------
                                    1993            1994            1995
                               --------------- --------------- ---------------
                               (DOLLARS IN THOUSANDS, EXCEPT SALES PRICE DATA)
Estimated Proved Reserves:
  Gas (Bcf)...................           364.8           458.8           513.5
  Oil (MMBbls)................             6.9            11.4            13.0
    Total (Bcfe)..............           406.5           527.5           591.3
Gas Price as of December 31
 ($/Mcf)...................... $          1.95 $          1.67 $          1.77
Oil Price as of December 31
 ($/Bbl)......................           11.05           14.43           17.35
Present Value of Estimated
 Future Net Revenues before
 income taxes discounted at
 10%.......................... $       277,571 $       322,689 $       432,603

  In accordance with applicable requirements of the Securities and Exchange Commission (the "Commission"), estimates of the Company's proved reserves and future net revenues are made using sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of proved reserves and future net revenues therefrom are affected by gas and oil prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in this Prospectus represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers, including those used by the Company, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing gas and oil prices, operating costs and other factors, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of natural gas and oil that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based.

  In general, the volume of production from gas and oil properties owned by the Company declines as reserves are depleted. Except to the extent the Company acquires additional properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of the Company will decline as reserves are produced. Volumes generated from future activities of the Company are therefore highly dependent upon the level of success in acquiring or finding additional reserves and the costs incurred in doing so.

  Reference should be made to "Supplemental Gas and Oil Information" on page F-22 following the Financial Statements included in this Prospectus for additional information pertaining to the Company's proved gas and oil reserves as of the end of each of the last three fiscal years. During the past year, the only report concerning the Company's estimated proved reserves that was filed with a U.S. federal agency other than the Commission was filed prior to the Company's merger with Plains, by Barrett and Plains, respectively. This report was the Annual Survey of Domestic Oil and Gas Reserves and was filed with the Energy Information Administration (EIA) as required by law. Only minor differences of less than 5% in reserve estimates, which were due to small variances in actual production versus year end estimates, have occurred in certain classifications reported in this Prospectus as compared to those in the EIA report.

UNDEVELOPED ACREAGE

  The gross and net acres of undeveloped gas and oil leases held by the Company as of December 31, 1995 are summarized in the following table. "Undeveloped Acreage" includes leasehold interests that already may have been classified as containing proved undeveloped reserves.

                                                                  UNDEVELOPED
                                                                  ACREAGE(1)
                                                                ---------------
                           LOCATION                              GROSS    NET
                           --------                             ------- -------
Arkansas (Arkoma Basin)........................................     360     360
Colorado (Piceance Basin)......................................  78,737  23,815
Louisiana (Gulf Coast).........................................   5,803   1,516
Montana (Williston Basin)......................................  15,950   8,255
New Mexico (Permian Basin).....................................     240     240
North Dakota (Williston Basin).................................  12,721   2,684
Oklahoma (Anadarko and Arkoma Basins)..........................  39,948  20,203
Texas (Permian Basin and Gulf Coast)...........................  22,937   4,493
Utah (Uinta Basin).............................................  10,823   9,703
Wyoming (Wind River, Green River and Powder River Basins)...... 221,238 119,723
Offshore (Gulf of Mexico)......................................  12,500   2,713
                                                                ------- -------
  Total........................................................ 421,257 193,705
                                                                ======= =======

- --------
(1) Undeveloped acreage is lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of gas and oil regardless of whether such acreage contains proved reserves. Of the aggregate of 421,257 gross and 193,705 net undeveloped acres, 68,700 gross and 29,055 net acres are held by production from other leasehold acreage.

  Substantially all the leases summarized in the preceding table will expire at the end of their respective primary terms unless the existing leases are renewed or production has been obtained from the acreage subject to the lease prior to that date, in which event the lease will remain in effect until the cessation of production. The following table sets forth the gross and net acres subject to leases summarized in the preceding table that will expire during the periods indicated:

                                                                 ACRES EXPIRING
                                                                 ---------------
                                                                  GROSS    NET
                                                                 ------- -------
Twelve Months Ending:
  December 31, 1996.............................................  82,041  23,555
  December 31, 1997.............................................  72,902  32,016
  December 31, 1998.............................................  45,551  25,636
  December 31, 1999 and later................................... 220,763 112,496

OVERRIDING ROYALTY INTERESTS

  The Company owns overriding royalty interests covering in excess of 52,394 gross acres. The majority of these overriding royalty interests are within a range of approximately 0.25 to 2.5%.

GOVERNMENT REGULATION OF THE OIL AND GAS INDUSTRY

  GENERAL. The Company's exploration, production and marketing operations are regulated extensively at the federal, state and local levels. Gas and oil exploration, development and production activities are subject to various laws and regulations governing a wide variety of matters. For example, hydrocarbon-producing states have statutes or regulations addressing conservation practices and the protection of correlative rights, and such regulations may affect Barrett's operations and limit the quantity of hydrocarbons Barrett may produce and sell. Other regulated matters include marketing, pricing, transportation, and valuation of royalty payments.

  At the U.S. federal level, the Federal Energy Regulatory Commission ("FERC") regulates interstate transportation of natural gas under the Natural Gas Act and regulates the maximum selling prices of certain categories of gas sold in "first sales" in interstate and intrastate commerce under the Natural Gas Policy Act ("NGPA"). Effective January 1, 1993, the Natural Gas Wellhead Decontrol Act deregulated natural gas prices for all "first sales" of natural gas, which includes sales by Barrett of its own production. As a result, all sales of the Company's natural gas produced in the U.S. may be sold at market prices, unless otherwise committed by contract. See "Business and Properties-- Gas and Oil Marketing and Trading".

  The Company's gas sales are affected by regulation of intrastate and interstate gas transportation. In an attempt to promote competition, the FERC has issued a series of orders which have altered significantly the marketing and transportation of natural gas. The effect of these orders has been to enable the Company to market its natural gas production to purchasers other than the interstate pipelines located in the vicinity of its producing properties. The Company believes that these changes have generally improved the Company's access to transportation and have enhanced the marketability of its natural gas production. To date, Barrett has not experienced any material adverse effect on gas marketing as a result of these FERC orders; however, the Company cannot predict what new regulations may be adopted by the FERC and other regulatory authorities, or what effect subsequent regulations may have on its future gas marketing.

  The Company also is subject to laws and regulations concerning occupational safety and health. It is not anticipated that the Company will be required in the near future to expend amounts that are material in the aggregate to the Company's overall operations by reason of occupational safety and health laws and regulations, but inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance.

  ENVIRONMENTAL MATTERS. Barrett, as an owner or lessee and operator of gas and oil properties, is subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the lessee under a gas and oil lease for the cost of pollution clean-up resulting from operations, subject the lessee to liability for pollution damages, require suspension or cessation of operations in affected areas and impose restrictions on the injection of liquid into subsurface aquifers that may contaminate groundwater.

  Barrett has made and will continue to make expenditures in its efforts to comply with these requirements, which it believes are necessary business costs in the oil and gas industry.The Company believes it is in substantial compliance with applicable environmental laws and requirements and to date such compliance has not had a material adverse effect on the earnings or competitive position of the Company, although there can be no assurance that significant costs for compliance will not be incurred in the future. See "Risk Factors--Government Regulation and Environmental Risks".

TITLE TO PROPERTIES

  Title to properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the oil and gas industry, to liens for current taxes not yet due and to other encumbrances. As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition (other than a preliminary review of local records). Drilling title opinions are always prepared before commencement of drilling operations.

EMPLOYEES AND OFFICES

  Barrett currently has 133 full time employees, including eight officers (two of whom are geologists and one of whom is a petroleum engineer), nine geologists, four geophysicists, nine engineers, one environmental manager, four landmen, four district managers, one operations superintendent, and administrative, clerical, accounting and field operations personnel, none of whom is represented by organized labor unions.

  The Company is headquartered in Denver, Colorado with additional exploration offices in Tulsa, Oklahoma and Houston, Texas. Barrett also has production offices in Lakin, Kansas, Midland, Texas, Parachute, Colorado and Gillette, Wyoming.

                                  MANAGEMENT

  The directors and executive officers of the Company, their respective positions and ages, and the year in which each director was first elected, are set forth in the following table. Additional information concerning each of these individuals follows the table:

                                                                       DIRECTOR
               NAME               AGE POSITION WITH THE COMPANY         SINCE
               ----               --- -------------------------        --------
 William J. Barrett (1)(2)(3)....  67 Chief Executive Officer and        1983
                                       Chairman Of The Board Of
                                       Directors
 C. Robert Buford (4)(5).........  62 Director                           1983
 Derrill Cody (4)(5).............  57 Director                           1995
 James M. Fitzgibbons (4)(5)(6)..  61 Director                           1987
 Hennie L.J.M. Gieskes (4)(5)      57 Director                           1985
 William W. Grant, III (4).......  63 Director                           1995
 J. Frank Keller (1).............  52 Chief Financial Officer,           1983
                                       Executive Vice President,
                                       Secretary, and a Director
 Paul M. Rady....................  42 President, Chief Operating         1994
                                       Officer, and a Director
 A. Ralph Reed...................  58 Executive Vice President--         1990
                                       Operations and a Director
 James T. Rodgers (4)(5).........  61 Director                           1993
 Philippe S.E. Schreiber (4)(5)..  55 Director                           1985
 Harry S. Welch (5)..............  72 Director                           1995
 Joseph P. Barrett (2)...........  42 Vice President--Land                --
 Robert W. Howard................  41 Senior Vice President--Finance      --
                                       and Treasurer
 Eugene A. Lang, Jr. ............  42 Senior Vice President--General      --
                                       Counsel
 Donald H. Stevens...............  43 Vice President--Corporate           --
                                       Relations and Capital Markets

- --------
(1) Mr. Barrett and Mr. Keller are brothers-in-law.
(2) Joseph P. Barrett is the son of William J. Barrett.
(3) Mr. Barrett's retirement plans include remaining as Chairman of the Board until the Company's 1999 Annual Meeting of Stockholders and remaining as Chief Executive Officer until the Company's 1997 Annual Meeting of Stockholders.
(4) Member of the Audit Committee of the Board of Directors.
(5) Member of the Compensation Committee of the Board of Directors.
(6) Mr. Fitzgibbons served as a director of the Company from July 1987 until October 1992. He was reelected to the Board of Directors in January 1994.

  WILLIAM J. BARRETT has been Chief Executive Officer since December 1983 and Chairman of the Board of Directors of the Company since March 1994. Mr.
Barrett was President of the Company from December 1983 through September
1994. Mr. Barrett has been the Chairman of the Board, Chief Executive Officer, and a director of Plains since it became a wholly owned subsidiary of the Company as the result of a merger in July 1995. Mr. Barrett has also been a director of Barrett Fuels since its formation in September 1990. From January 1979 to February 1982, Mr. Barrett was an independent gas and oil operator in the western United States in association with Aeon Energy, a partnership composed of four sole proprietorships. From 1971 to 1978, Mr. Barrett served as Vice President--Exploration and a director of Rainbow Resources, Inc., a publicly held independent gas and oil exploration company that merged with a subsidiary of the Williams Companies in 1978. Mr. Barrett served as President, Exploration Manager and Director for B&C Exploration from 1969 until 1971 and was a chief geologist for Wolf Exploration Company, now known as Inexco Oil Co., from 1967 to 1969. He was an exploration geologist with Pan-American Petroleum Corporation from 1963 to 1966 and worked as an exploration geologist, a petroleum geologist and a stratigrapher for El Paso Natural Gas Co. at various times from 1958 to 1963. Mr. Barrett received a B.S. Degree in Geology and an M.S. Degree in Geology from Kansas State University in 1956 and 1957, respectively. Mr. Barrett's retirement plans include remaining as Chairman of the Board until the Company's 1999 Annual Meeting of Stockholders and remaining as Chief Executive Officer until the Company's 1997 Annual Meeting of Stockholders.

  C. ROBERT BUFORD has been a director of the Company since December 1983 and served as Chairman of the Board of Directors from December 1983 through March 1994. Mr. Buford has been President, Chairman of the Board and controlling shareholder of Zenith, Wichita, Kansas, since February 1966. Zenith is engaged in the gas and oil business and owns approximately 3% of the Company's Common Stock. Since 1993, Mr. Buford has served as a director of Encore Energy, Inc., a wholly owned subsidiary of Zenith engaged in the marketing of natural gas. Mr. Buford is also a member of the Board Of Directors of First Bancorp of Wichita, Kansas, a bank holding company, and Lonestar Steakhouse & Saloon, Inc., a restaurant company headquartered in Wichita, Kansas. He received a B.A. Degree in Business Administration from Oklahoma State University in 1955.

  DERRILL CODY has been a director of the Company since July 1995. Mr. Cody was a director of Plains from May 1990 through July 1995. Since January 1990, Mr. Cody has been an attorney in private practice in Oklahoma City, Oklahoma. From 1986 to 1990, he was Executive Vice President of Texas Eastern Corporation, and from 1987 to 1990 he was the Chief Executive Officer of Texas Eastern Pipeline Company. He has been a director of the General partner of TEPPCO Partners, L.P. since January 1990. Mr. Cody received a B.A. Degree in History from East Central State College in 1960 and an L.L.B. from the University of Oklahoma in 1964.

  JAMES M. FITZGIBBONS has been a director of the Company since January 1994, and previously served as a director of the Company from July 1987 until October 1992. Since October 1990, Mr. Fitzgibbons has been Chairman and Chief Executive Officer of Fieldcrest Cannon, Inc., a manufacturer of home furnishing textiles. From January 1986 until October 1990, Mr. Fitzgibbons was President of Amoskeag Company in Boston, Massachusetts. Prior to 1986, he was President of Howes Leather Company, a producer of leather. Mr. Fitzgibbons is also member of the Board Of Directors of Lumber Insurance Company, American Textile Manufacturers Institute and a Trustee of Laurel Funds, a series of mutual funds. Mr. Fitzgibbons received an A.B. Degree from Harvard College in 1956.

  HENNIE L.J.M. GIESKES has been a director of the Company since November 1985. Mr. Gieskes is the Managing Director of Spaarne Compagnie N.V., a Netherlands company engaged in the investment business. From before 1976 until December 1990, Mr. Gieskes was a Managing Director of Vitol Beheer B.V., a Netherlands trading company engaged primarily in energy-related commodities. Mr. Gieskes received a law degree from the University of Amsterdam, The Netherlands, in 1968.

  WILLIAM W. GRANT, III has been a director of the Company since July 1995. Mr. Grant was a director of Plains from May 1987 through July 1995. He has been an advisory director of Colorado National Bankshares, Inc. and Colorado National Bank since 1993. He was a director of Colorado National Bankshares, Inc. from 1982 to 1993 and the Chairman of the Board of Colorado National Bank from 1986 to 1993. He served as the Chairman of the Board of Colorado Capital Advisors from 1989 through 1994. Mr. Grant received a B.A. Degree in English from Yale University in 1954 and attended the Harvard University Graduate School of Business' Advanced Management Program from 1970 to 1971.

  J. FRANK KELLER has been Chief Financial Officer since July 1995 and an Executive Vice President, the Secretary and a director of the Company since December 1983. Mr. Keller has been the Chief Financial Officer, an Executive Vice President, the Secretary, and a director of Plains since July 1995. He also has been the President and a director of Barrett Fuels Corporation since its formation in

September 1990. Mr. Keller was an Executive Vice President of the Company from December 1983 through September 1995. Mr. Keller was the President and a co-founder of Myriam Corp., an architectural design and real estate development firm beginning in 1976, until it was reorganized as Barrett Energy in February 1982. Mr. Keller graduated from Kansas State University in 1967 with a B.S. Degree and received an M.B.A. Degree from Colorado State University in 1992.

  PAUL M. RADY has been President, Chief Operating Officer, and a director of the Company since September 1994. Prior to that time Mr. Rady served as Executive Vice President--Exploration of the Company beginning February 1993. Mr. Rady has been the President, Chief Operating Officer, and a director of Plains since July 1995. From August 1990 until July 1992, Mr. Rady served as Chief Geologist for the Company, and from July 1992 until January 1993 he served as Exploration Manager for the Company. From July 1980 until August 1990, Mr. Rady served in various positions with the Denver, Colorado regional office of Amoco Production Company, the exploration and production subsidiary of Amoco Corporation. Mr. Rady was a Geologist and Geophysicist for Amoco Production Company. While with Amoco Production Company, Mr. Rady's areas of responsibility included the Rocky Mountain Basins, Utah-Wyoming Overthrust Belt, offshore Alaska, Oklahoma, particularly with respect to the Arkoma Basin, and the New Ventures Group, which concentrated on the western United States. Mr. Rady received a B.A. Degree in Geology in 1978 from Western State College of Colorado in Gunnison, Colorado, and an M.S. Degree in Geology in 1980 from Western Washington University in Bellingham, Washington.

  A. RALPH REED has been an Executive Vice President of the Company since November 1989 and a director of the Company since September 1990. Mr. Reed has served as Executive Vice President--Operations and a director of Plains since July 1995. From 1986 to 1989, Mr. Reed was an independent gas and oil operator in the Mid-Continent region of the United States, including the period from January 1988 to November 1989 when he acted as a consultant to Zenith. From 1982 to 1986, Mr. Reed was President and Chief Executive Officer of Cotton Petroleum Corporation, a wholly owned exploration and production subsidiary of United Energy Resources, Inc. Prior to joining Cotton Petroleum Corporation in 1980, Mr. Reed was employed by Amoco Production Company from 1962, holding various positions including Manager of International Production, Division Production Manager and Division Engineer. Mr. Reed received a B.S. Degree in Petroleum Engineering from the University of Oklahoma in 1959 and in 1975 attended the Executive School at the University of Virginia.

  JAMES T. RODGERS has been a director of the Company since October 1993. Mr. Rodgers served as the President, Chief Operating Officer and a director of Anadarko Petroleum Corporation ("Anadarko") from 1986 through 1992. Anadarko is a Houston-based gas and oil exploration and production company. Prior to 1986, Mr. Rodgers was employed in other capacities by Anadarko and Amoco Production Company. Mr. Rodgers taught Petroleum Engineering at the University of Texas in Austin in 1958 and at Texas Tech University in Lubbock from 1958 to 1961. Mr. Rodgers currently serves as a Director of Louis Dreyfus Natural Gas Corporation and as an Advisory Director for Texas Commerce Bank in Houston. Mr. Rodgers received a B.S. Degree from Louisiana State University in 1956 and an M.S. Degree from the University of Texas in 1958.

  PHILIPPE S.E. SCHREIBER has been a director of the Company since November 1985. Mr. Schreiber is an independent lawyer and business consultant who also is of counsel to the law firm of Walter, Conston, Alexander & Green, P.C. in New York, New York. Mr. Schreiber has been affiliated with that law firm as counsel or partner since August 1985. From 1988 to mid-1992, he also was the Chairman of the Board and a principal shareholder of HSE, Inc., d/b/a Manhattan Kids Limited, a privately owned corporation involved in catalogue sales of American made children's clothing in Europe. From October 1985 through June 1992, Mr. Schreiber served as a director, and from July 1990 until June 1991 as Managing Director, of Owl Creek Investments Plc, a publicly traded English gas and oil company. Mr. Schreiber received an A.B. Degree from Columbia College in 1964 and a J.D. Degree from Columbia University School of Law in 1967.

  HARRY S. WELCH has been a director of the Company since July 1995. Mr. Welch was a director of Plains from May 1986 to July 1995. Since August 1989, he has been an attorney in private practice in Houston, Texas. He served as Vice President and General Counsel of Texas Eastern Corporation from 1988 to July 1989. Mr. Welch received a B.B.A. Degree and an L.L.B. Degree from the University of Texas in 1947 and 1949, respectively.

  JOSEPH P. BARRETT has been a Vice President since March 1995 and has been with the Company since 1982. Mr. Barrett has served as Vice President--Land and a director of Plains since July 1995. He is a 1977 graduate of the University of Colorado where he earned a Bachelor's Degree in Business and Mineral Land Management, and a 1982 graduate of Washburn University Law School where he earned his law degree.

  ROBERT W. HOWARD has been Senior Vice President of the Company since March 1992. Mr. Howard has served as Senior Vice President and a director of Plains since July 1995. Mr. Howard served as the Executive Vice President--Finance from December 1989 until March 1992 and served as Vice President--Finance of the Company from December 1983 until December 1989. Mr. Howard has been the Treasurer of the Company since March 1986. During 1982, Mr. Howard was a Manager/Accountant with Weiss & Co., a certified public accounting firm. Mr. Howard received a B.B.A. Degree from the University of Wisconsin, Eau Claire, in 1976.

  EUGENE A. LANG, JR. has been Senior Vice President--General Counsel of the Company since September 1995. Mr. Lang served as Senior Vice President, General Counsel and Secretary of Plains from May 1994 to July 1995, and from October 1990 to May 1994 he served as Vice President, General Counsel and Secretary of Plains. From 1986 to 1990 he was an associate with the Houston, Texas law firm of Vinson & Elkins. From 1984 to 1986, he was General Attorney and Assistant Secretary of K N. From 1978 to 1984, he was an attorney for K N.

  DONALD H. STEVENS has been the Vice President--Corporate Relations and Capital Markets for the Company since August 1992. From July 1989 until August 1992, Mr. Stevens served as Manager of Corporate and Tax Planning for Kennecott Corporation, a mining company. From May 1986 until September 1989, Mr. Stevens served as Corporate Planning Analyst in Corporate Acquisition and Divestitures for BP America, Inc., formerly The Standard Oil Company. Prior to May 1986, Mr. Stevens served in various finance, tax and analyst positions with Seco Energy Corporation and Gulf Oil Corporation, both of which are gas and oil companies. Mr. Stevens received his B.S. Degree in Finance/Accounting from the University of Wyoming in 1975.

                        BENEFICIAL OWNERS OF SECURITIES

  The following table summarizes certain information as of May 15, 1996 with respect to the ownership by each director, by all executive officers and directors as a group, and by each other person known by the Company to be the beneficial owner of more than 5% of the Common Stock:

                                                             PERCENT OF CLASS
                                                            -------------------
                NAME OF                   NUMBER OF SHARES  PRIOR TO    AFTER
            BENEFICIAL OWNER             BENEFICIALLY OWNED OFFERINGS OFFERINGS
            ----------------             ------------------ --------- ---------
William J. Barrett......................       337,934(1)      1.3%      1.1%
C. Robert Buford........................       658,611(2)      2.6       2.2
Derrill Cody............................        10,560(3)        *         *
James M. Fitzgibbons....................         9,000(3)        *         *
Hennie L.J.M. Gieskes...................       896,714(3)      3.5       3.0
William W. Grant, III...................        23,650(3)        *         *
J. Frank Keller.........................        66,286(3)        *         *
Paul M. Rady............................        56,521(3)        *         *
A. Ralph Reed...........................        63,843(4)        *         *
James T. Rodgers........................         9,500(3)        *         *
Philippe S.E. Schreiber.................        17,507(3)        *         *
Harry S. Welch..........................        16,000(3)        *         *
All Directors And Executive Officers As
 A Group
 (16 persons)...........................     2,274,658(5)      8.8       7.6
State Farm Mutual Insurance Company
 One State Farm Plaza
 Bloomington, IL 61710..................     2,065,233(6)      8.1       7.0
Fidelity Management and Research
 Corporation
 82 Devonshire Street
 Boston, MA 02109.......................     1,350,360(7)      5.3       4.6

- --------
 * Less than 1% of the Common Stock outstanding.
(1) The number of shares indicated includes 37,718 shares owned by Louise K. Barrett, Mr. Barrett's wife and 230,000 shares owned by the Barrett Family L.L.L.P., a Colorado limited partnership for which Mr. Barrett and his wife are general partners and owners of an aggregate of 62.9% of the partnership interests. Pursuant to Rule 16a-1(a)(4) under the Securities Exchange Act of 1934 (the "1934 Act"), Mr. Barrett disclaims ownership of all but 144,723 shares held by the Barrett Family L.L.L.P., which constitutes Mr. and Mrs. Barrett's proportionate share of the shares held by the Barrett Family L.L.L.P.
(2) C. Robert Buford is considered a beneficial owner of the 604,830 shares of which Zenith is the record owner. Mr. Buford owns approximately 89% of the outstanding common stock of Zenith. The number of shares of the Company's stock indicated for Mr. Buford also includes 10,000 shares that are owned by Aguilla Corporation, which is owned by Mr. Buford's wife and adult children. Mr. Buford disclaims beneficial ownership of the shares held by Aguilla Corporation pursuant to Rule 16a-1(a)(4) under the 1934 Act. The number of shares indicated also includes 8,500 shares underlying options currently exercisable.
(3) The number of shares indicated consists of or includes the following number of shares underlying options that currently are exercisable or that become exercisable within the next 60 days that are held by each of the following persons: Derrill Cody, 10,300; James M. Fitzgibbons, 7,000; Hennie L.J.M. Gieskes, 7,500; William W. Grant, III, 13,900; J. Frank Keller, 22,350; Paul M. Rady, 26,500; James T. Rodgers, 9,500; Philippe S.E. Schreiber, 7,500; and Harry S. Welch, 13,400.
(4) The number of shares indicated includes 12,500 shares owned by Mary C. Reed, Mr. Reed's wife and 35,800 shares underlying options that currently are exercisable or that become exercisable within the next 60 days.

(5) The number of shares indicated includes the shares owned by Zenith that are beneficially owned by Mr. Buford as described in note (2) and the aggregate of 162,250 shares underlying the options described in notes (2),
    (3) and (4), an aggregate of 29,423 shares owned by four executive officers not named in the above table, and an aggregate of 79,109 shares underlying options that currently are exercisable or that are exercisable within 60 days that are held by those four executive officers.
(6) Based on information included in a Schedule 13G filed with the Commission by the named stockholder.

(7) Based on information included in a Form 13F filed with the Commission by Fidelity Management and Research Corporation on behalf of itself and other managers.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital consists of 35,000,000 shares of $0.01 par value Common Stock and 1,000,000 shares of $0.001 par value Preferred Stock.

  Each share of Common Stock is entitled to share equally in dividends from sources legally available therefor when, as, and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to the holders of the Company's Common Stock. Each holder of Common Stock is entitled to one vote per share for all purposes. The Company's bank line of credit restricts payment of dividends during a quarter to amounts that are less than 50% of the Company's average net income for the four previous quarters. The holders of Common Stock have no preemptive rights and there is no cumulative voting, redemption right or right of conversion with respect to the Common Stock. All outstanding shares of Common Stock and all shares to be sold and issued by the Company pursuant to the Offerings will be fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Common Stock within the limits authorized by the Company's Certificate of Incorporation and without stockholder action.

  No shares of Preferred Stock have been issued. However, the Board of Directors of the Company has the right to fix the rights, privileges and preferences, including preference upon liquidation, of any class of preferred stock to be issued in the future out of authorized but unissued shares of Preferred Stock. The Board of Directors may issue these shares after adopting and filing a certificate of designations with the Secretary of State of the State of Delaware.

  SECTION 203 OF THE DELAWARE LAW AND THE COMPANY'S BYLAWS. Generally, Section 203 of the Delaware General Corporation Law ("GCL"), to which the Company is subject, prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes a merger, asset sale and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. In addition, the Company's Bylaws provide that the Company cannot enter into a business combination or sale of a substantial part of its assets with an interested stockholder without approval of 75% of all directors, including two-thirds of the outside directors who are independent with respect to the transaction, or approval of two-thirds of the Company's stockholders, including a majority of the outstanding shares of Common Stock, with such majority not to include any shares owned by the interested stockholder or its affiliates. These provisions may have the effect of delaying, deferring or preventing a change of control of the Company.

                                 LEGAL MATTERS

  Bearman Talesnick & Clowdus Professional Corporation, Denver, Colorado, has acted as counsel for the Company in connection with the Offerings, including with respect to the validity of the issuance of the shares of Common Stock offered hereby. Attorneys employed by that law firm beneficially own approximately 22,000 shares of the Company's Common Stock. Certain legal matters will be passed upon for the Underwriters by Andrews & Kurth L.L.P., New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedules of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and elsewhere in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in giving such reports.

  The information included and incorporated by reference herein regarding the total proved reserves of the Company was prepared by the Company. A portion was reviewed by Ryder Scott Company and the remaining portion was reviewed by Netherland, Sewell & Associates, Inc., as stated in their respective letter reports with respect thereto. The reserve review letters of Ryder Scott Company and Netherland, Sewell & Associates, Inc. are filed as exhibits to the Registration Statement of which this Prospectus is a part, in reliance upon the authority of said firms as experts with respect to the matters covered by their reports and the giving of their reports.

                             AVAILABLE INFORMATION

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein together with all amendments thereto referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, and statements included in this Prospectus as to the content of any contract or other document referred to are not necessarily complete. For further information, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. All these documents may be inspected at the Commission's principal office in Washington, D.C. without charge, and copies of them may be obtained from the Commission upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024 and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material also can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents that previously were, or are required in the future to be, filed with the Commission (File No. 1-13446) pursuant to the 1934 Act are incorporated herein by reference:

     (i) the Company's Annual Report on Form 10-K for the year ended December
         31, 1995;
    (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended
         March 31, 1996;
   (iii) the description of the Company's Common Stock contained in the Company's registration statement on Form 8-A as filed with the Commission on October 27, 1994;
    (iv) the Company's Proxy Statement dated April 11, 1996 concerning the
         Company's Annual Meeting of Stockholders to be held June 5, 1996; and
     (v) all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or replaced by a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above that have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written or oral requests for such copies should be directed to Donald H. Stevens, Vice President, Barrett Resources Corporation, 1515 Arapahoe Street, Tower 3, Suite 1000, Denver, Colorado 80202, (303) 572-3900.

                              CERTAIN DEFINITIONS

  Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60(degrees) Fahrenheit. Natural gas equivalents are determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids so that one barrel of oil is referred to as six Mcf of natural gas equivalent or "Mcfe".

  As used in this Prospectus, the following terms have the following specific meanings: "Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "Bbl" means barrel, "MBbl" means thousand barrels, "MMBbl" means million barrels, "Mcfe" means thousand cubic feet equivalent, "MMcfe" means million cubic feet equivalent, "Bcfe" means billion cubic feet equivalent, and "MMBtu" means million British thermal units.

  With respect to information concerning the Company's working interests in wells or drilling locations, "gross" gas and oil wells or "gross" acres is the number of wells or acres in which the Company has an interest, and "net" gas and oil wells or "net" acres are determined by multiplying "gross" wells or acres by the Company's working interest in those wells or acres. A working interest in a gas and oil lease is an interest that gives the owner the right to drill, produce, and conduct operating activities on the property and to receive a share of production of any hydrocarbons covered by the lease. A working interest in a gas and oil lease also entitles its owner to a proportionate interest in any well located on the lands covered by the lease, subject to all royalties, overriding royalties and other burdens, to all costs and expenses of exploration, development and operation of any well located on the lease, and to all risks in connection therewith.

  "Behind-pipe recompletion" is the completion of an existing well for production from a formation that exists behind the casing of the well.

  "Capital expenditures" means costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land related overhead expenditures; delay rentals; producing property acquisitions; and other miscellaneous capital expenditures. "Capital expenditure budget" means an estimate prepared by management for the total expenditures anticipated to be incurred during the subject time period. This amount can deviate or fluctuate due to the timing of drilling of wells, environmental considerations, acquisition of key fee, state and federal leases, and gas and oil prices. "Reserve replacement cost" means the cost to the Company of additions to the Company's reserve base divided by the aggregate costs of developing or acquiring those additional reserves.

  A "development well" is a well drilled as an additional well to the same horizon or horizons as other producing wells on a prospect, or a well drilled on a spacing unit adjacent to a spacing unit with an existing well capable of commercial production and which is intended to extend the proven limits of a prospect. An "exploratory well" is a well drilled to find commercially productive hydrocarbons in an unproved area, or to extend significantly a known prospect.

  A "farmout" is an assignment to another party of an interest in a drilling location and related acreage conditional upon the drilling of a well on that location. A "farm-in" is an assignment by the owner of a working interest in a gas and oil lease of the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary working interest in the lease. The assignee is said to have "farmed-in" the acreage.

  "Present Value of Estimated Future Net Revenues" means the present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

  "Reserves" means natural gas and crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable. "Proved developed reserves" includes proved developed producing reserves and proved developed behind-pipe reserves. "Proved developed producing reserves" includes only those reserves expected to be recovered from existing completion intervals in existing wells. "Proved developed behind-pipe reserves" includes those reserves that exist behind the casing of existing wells when the cost of making such reserves available for production is relatively small compared to the cost of a new well. "Proved undeveloped reserves" includes those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report Of Independent Public Accountants..................................   F-2
Consolidated Balance Sheets as of March 31, 1996 (unaudited) and at
 December 31, 1995 and 1994...............................................   F-3
Consolidated Statements Of Income for the three months ended March 31,
 1996 and 1995 (unaudited) and each of the three years in the period ended
 December 31, 1995........................................................   F-4
Consolidated Statements Of Stockholders' Equity for the three months ended
 March 31, 1996 and 1995 (unaudited) and each of the three years in the
 period ended December 31, 1995...........................................   F-5
Consolidated Statements Of Cash Flows for the three months ended March 31,
 1996 and 1995 (unaudited) and each of the three years in the period ended
 December 31, 1995........................................................   F-6
Notes to the Consolidated Financial Statements............................   F-7
Supplemental Gas And Oil Information......................................  F-22

REPORT OF ARTHUR ANDERSEN LLP

INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Barrett Resources Corporation
Denver, Colorado 80202

  We have audited the accompanying consolidated balance sheets of Barrett Resources Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrett Resources Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As explained in Note 8 to the financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits.

                                          ARTHUR ANDERSEN LLP

Denver, Colorado
March 1, 1996

                         BARRETT RESOURCES CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                   DECEMBER 31,
                                                 ------------------  MARCH 31,
                                                   1994      1995       1996
                                                 --------  --------  ----------
                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents....................  $ 12,348  $  7,529   $ 10,945
  Receivables, net.............................    34,522    31,089     36,290
  Inventory....................................       643       554        598
  Other current assets.........................     1,099       574        535
                                                 --------  --------   --------
    Total current assets.......................  $ 48,612  $ 39,746   $ 48,368
Net property and equipment (full cost method)..   261,424   300,666    313,359
Other assets...................................       916       --         --
                                                 --------  --------   --------
                                                 $310,952  $340,412   $361,727
                                                 ========  ========   ========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................  $ 24,587  $ 14,369   $ 14,522
  Amounts payable to gas and oil property own-
   ers.........................................    16,091    13,366      9,656
  Accrued and other liabilities................     5,468     8,325     15,674
                                                 --------  --------   --------
    Total current liabilities..................  $ 46,146  $ 36,060   $ 39,852
Long term debt.................................    53,000    89,000    100,000
Deferred income taxes..........................    21,726    23,524     25,362
Postretirement benefits........................       927       --         --
Other long-term liabilities....................     1,017       --         --
Commitments and contingencies--Note 10
Stockholders' equity:
  Preferred stock, $0.001 par value: 1,000,000
   shares authorized, none outstanding.........       --        --         --
  Common stock, $0.01 par value: 35,000,000
   shares authorized, 25,153,666 outstanding at
   March 31, 1996 (25,092,246 and 24,694,669 at
   December 31, 1995 and 1994, respectively)...       247       251        252
  Additional paid-in capital...................    78,628    86,154     87,382
  Retained earnings............................   109,304   105,890    109,346
  Treasury stock, at cost......................       (43)     (467)      (467)
                                                 --------  --------   --------
    Total stockholders' equity.................  $188,136  $191,828   $196,513
                                                 --------  --------   --------
                                                 $310,952  $340,412   $361,727
                                                 ========  ========   ========

                            (See accompanying notes)

                         BARRETT RESOURCES CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 THREE MONTHS
                                                                     ENDED
                                    YEARS ENDED DECEMBER 31,       MARCH 31,
                                   ---------------------------  ---------------
                                     1993      1994     1995     1995    1996
                                   --------  -------- --------  ------- -------
                                                                  (UNAUDITED)
Revenues:
  Oil and gas production.........  $ 80,911  $ 78,794 $ 96,996  $24,981 $29,544
  Trading revenues...............    22,955    28,114   28,554    7,788  11,993
  Revenue from gas gathering.....       216       353    1,074      291     448
  Interest income................       736       864      714      153     197
  Other income...................     1,254     1,333      678      258     125
                                   --------  -------- --------  ------- -------
                                   $106,072  $109,458 $128,016  $33,471 $42,307
Operating expenses:
  Lease operating expenses.......  $ 30,383  $ 28,223 $ 34,525  $ 8,897 $10,947
  Depreciation, depletion and
   amortization..................    20,185    22,760   33,480    8,100   9,404
  Cost of trading................    21,675    27,190   27,611    7,452  11,214
  General and administrative.....    11,194    13,261   13,426    3,629   3,618
  Interest expense...............       725       942    4,631      941   1,551
  Other expenses, net............       867       645      588      125     --
  Merger and reorganization
   expense.......................       --        --    14,161      --      --
                                   --------  -------- --------  ------- -------
                                   $ 85,029  $ 93,021 $128,422  $29,144 $36,734
Income (loss) before income taxes
 and cumulative effect of change
 in method of accounting for
 postretirement benefits.........  $ 21,043  $ 16,437 $   (406) $ 4,327 $ 5,573
Provision for income taxes.......     6,721     5,138    1,834    1,313   2,117
                                   --------  -------- --------  ------- -------
Income (loss) before cumulative
 effect of change in method of
 accounting for postretirement
 benefits........................  $ 14,322  $ 11,299 $ (2,240) $ 3,014 $ 3,456
Cumulative effect of change in
 accounting for postretirement
 benefits, net of tax............      (656)      --       --       --      --
                                   --------  -------- --------  ------- -------
Net income (loss)................  $ 13,666  $ 11,299 $ (2,240) $ 3,014 $ 3,456
                                   ========  ======== ========  ======= =======
Net income (loss) per common
 share and common share
 equivalent before change in
 method of accounting for
 postretirement benefits.........  $   0.58  $   0.46 $  (0.09) $  0.11 $  0.14
Net income (loss) per common
 share and common share
 equivalent--cumulative effect...     (0.03)      --       --       --      --
                                   --------  -------- --------  ------- -------
Net income (loss) per common
 share and common share
 equivalent......................  $   0.55  $   0.46 $  (0.09) $  0.11 $  0.14
                                   ========  ======== ========  ======= =======

                            (See accompanying notes)

                         BARRETT RESOURCES CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                     ADDITIONAL                        TOTAL
                              COMMON  PAID-IN   TREASURY RETAINED  STOCKHOLDERS'
                              STOCK   CAPITAL    STOCK   EARNINGS     EQUITY
                              ------ ---------- -------- --------  -------------
Balances, October 1, 1992 as
 previously reported........   $ 97   $39,651    $  --   $  3,567    $ 43,315
  Effect of change to
   December 31 year end
    Net income for the three
     month period ending
     December 31, 1992......    --        --       --       1,333       1,333
  Pooling of interests with
   Plains Petroleum
   Company..................    128    19,163      --      84,144     103,435
                               ----   -------    -----   --------    --------
Balance, December 31, 1992
 as restated................   $225   $58,814      --    $ 89,044    $148,083
  Exercise of stock
   options..................      1       515     (204)       --          312
  Issuance of common stock..     20    18,881      --         --       18,901
  Cash dividends--Plains
   common stock.............    --        --       --      (2,352)     (2,352)
  Net income for the year
   ended December 31, 1993..    --        --       --      13,666      13,666
                               ----   -------    -----   --------    --------
Balance, December 31, 1993..   $246   $78,210    $(204)  $100,358    $178,610
  Exercise of stock
   options..................      1       970     (313)       --          658
  Purchase of treasury
   stock....................    --        --       (78)       --          (78)
  Retirement of treasury
   stock....................    --       (552)     552        --          --
  Cash dividends--Plains
   common stock.............    --        --       --      (2,353)     (2,353)
  Net income for the year
   ended December 31, 1994..    --        --       --      11,299      11,299
                               ----   -------    -----   --------    --------
Balance, December 31, 1994..   $247   $78,628    $ (43)  $109,304    $188,136
  Exercise of stock
   options..................      4     7,690     (588)       --        7,106
  Retirement of treasury
   stock....................    --       (164)     164        --          --
  Cash dividends--Plains
   common stock.............    --        --       --      (1,174)     (1,174)
  Net loss for the year
   ended December 31, 1995..    --        --       --      (2,240)     (2,240)
                               ----   -------    -----   --------    --------
Balance, December 31, 1995..   $251   $86,154    $(467)  $105,890    $191,828
  Exercise of stock
   options..................      1     1,228      --         --        1,229
  Net income for the quarter
   ended March 31, 1996
   (unaudited)..............    --        --       --       3,456       3,456
                               ----   -------    -----   --------    --------
Balance, March 31, 1996.....   $252   $87,382    $(467)  $109,346    $196,513
                               ====   =======    =====   ========    ========

                            (See accompanying notes)

                         BARRETT RESOURCES CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              THREE MONTHS
                                                                  ENDED
                               YEARS ENDED DECEMBER 31,         MARCH 31,
                              ----------------------------  ------------------
                                                               (UNAUDITED)
                                1993      1994      1995      1995      1996
                              --------  --------  --------  --------  --------
Cash flows from operations:
  Net income (loss).......... $ 13,666  $ 11,299  $ (2,240) $  3,014  $  3,456
  Adjustments needed to
   reconcile to net cash flow
   provided by operations:
    Depreciation, depletion
     and amortization........   20,185    22,760    33,480     8,100     9,404
    Unrealized (gain) loss on
     trading.................     (124)       58     1,139       --     (1,138)
    Deferred income taxes....    5,975     4,788     1,798     1,213     1,838
    Other....................      782        70      (787)      --        --
                              --------  --------  --------  --------  --------
                              $ 40,484  $ 38,975  $ 33,390  $ 12,327  $ 13,560
  Change in current assets
   and liabilities:
    Accounts receivables.....   (4,304)   (8,436)    3,433     6,185    (4,856)
    Other current assets.....     (209)     (148)      525       265       (65)
    Accounts payable.........   (1,870)    6,803      (524)  (14,133)      119
    Other current
     liabilities.............    7,479      (621)   (1,286)    2,334     4,467
                              --------  --------  --------  --------  --------
Net cash flow provided by
 operations.................. $ 41,580  $ 36,573  $ 35,538  $  6,978  $ 13,225
Cash flows from investing
 activities:
  Proceeds from sale of gas
   and oil properties........   16,210       458       504         5       135
  Purchase of short-term
   investments...............   (5,952)  (11,322)      --        --        --
  Maturity of short-term
   investments...............    1,984    15,290       --        --        --
  Acquisition of property and
   equipment.................  (45,488)  (95,589)  (82,758)  (18,252)  (22,173)
  Other......................       65       146       --       (264)      --
                              --------  --------  --------  --------  --------
Net cash flow used in
 investing activities........ $(33,181) $(91,017) $(82,254) $(18,511) $(22,038)
Cash flows from financing
 activities:
  Proceeds from issuance of
   common stock..............   19,212       301     7,071       323     1,229
  Purchase of treasury
   stock.....................      --        (78)      --        --        --
  Borrowing under line of
   credit....................    1,300    44,000   115,000    15,000    11,000
  Payments on line of
   credit....................   (7,800)   (4,500)  (79,000)   (2,500)      --
  Dividends paid.............   (2,352)   (2,353)   (1,174)     (590)      --
  Other......................      868      (147)      --        --        --
                              --------  --------  --------  --------  --------
Net cash flow provided by
 financing activities........ $ 11,228  $ 37,223  $ 41,897  $ 12,233  $ 12,229
Increase (decrease) in cash
 and cash equivalents........   19,627   (17,221)   (4,819)      700     3,416
Cash and cash equivalents at
 beginning of year...........    9,942    29,569    12,348    12,348     7,529
                              --------  --------  --------  --------  --------
Cash and cash equivalents at
 end of year................. $ 29,569  $ 12,348  $  7,529  $ 13,048  $ 10,945
                              ========  ========  ========  ========  ========

                            (See accompanying notes)

                         BARRETT RESOURCES CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION FOR THE THREE MONTH PERIODS ENDED
                     MARCH 31, 1996 AND 1995 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Business

  Barrett is an independent natural gas and oil exploration and production company with producing properties located in the mid-continent states and Rocky Mountain region of the United States. Barrett also operates gas gathering systems and related facilities in the areas which are synergistic to the Company's production. Barrett has a gas marketing and trading subsidiary, which allows the Company to market the Company's natural gas production and to purchase and sell other companies natural gas.

 Principles of consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions have been eliminated in consolidation. Certain reclassifications have been made to 1993 and 1994 amounts to conform to the 1995 presentation.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. There are many factors, including global events, that may influence the production, processing, marketing, and valuation of crude oil and natural gas. A reduction in the valuation of gas and oil properties resulting from declining prices or production could adversely impact depletion rates and ceiling test limitations.

 Partnerships

  The consolidated financial statements include the Company's proportionate share of the assets, liabilities, revenues and expenses of its gas and oil partnership interests.

 Cash and cash equivalents

  Cash in excess of daily requirements is invested in money market accounts and commercial paper with maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the consolidated statements of cash flows. The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

 Gas and oil properties

  The Company utilizes the full cost method of accounting for gas and oil properties whereby all productive and nonproductive costs paid to third parties that are incurred in connection with the acquisition, exploration and development of gas and oil reserves are capitalized. No gains or losses are recognized upon the sale, conveyance or other disposition of gas and oil properties except in extraordinary transactions.

                         BARRETT RESOURCES CORPORATION

  Capitalized costs are accumulated on a country-by-country basis subject to a cost center ceiling and amortized using the units-of-production method. The Company presently has only one cost center since all of its properties are located in the United States. Amortizable costs include developmental drilling in progress as well as estimates of future development costs of proved reserves but exclude the costs of unevaluated gas and oil properties. Accumulated depreciation and amortization is written off as assets are retired. Depletion and amortization equaled approximately $0.55, $0.52 and $0.48 per Mcfe during the years ended December 31, 1995, 1994 and 1993, respectively.

  The Company capitalizes interest costs on amounts expended on assets during the period in which activities are occurring to place the asset in service. Amounts spent to develop properties included in the full cost center of gas and oil properties are excluded from the interest capitalization computation.

  The Company acquires nonproducing acreage for its exploration and development activities. The cost of these leases is included in unevaluated gas and oil property costs recorded at the lower of cost or fair market value.

  The Company operates many of the wells in which it owns an economic interest. The operating agreements for these activities provide for a fee structure to allow the Company to recover a portion of its direct and overhead charges related to its operating activities. The fees collected under the operating agreements are recorded as a reduction of general and administrative expenses. Any amounts collected from a sale of gas and oil interests or earned as a result of assembling gas and oil drilling activities are applied to reduce the book value of gas and oil properties.

 Other property and equipment

  Other property and equipment is recorded at cost. Renewals and betterments which substantially extend the useful life of the assets are capitalized. Maintenance and repairs are expensed when incurred. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives, ranging from five to ten years, of the assets.

 Amounts payable to gas and oil property owners

  Amounts payable to gas and oil property owners consist of cash calls from working interest owners to pay for development costs of properties being currently developed, production revenue that the Company, as operator, is collecting and distributing to revenue interest owners and production revenue taxes that the Company, as operator, has withheld for timely payment to the tax agencies.

 Trading and hedging activities

  The Company's business activities include buying and selling of natural gas. The Company recognizes revenue and costs on gas trading transactions at the point in time when gas is delivered to the purchaser.

  The Company uses both commodity futures contracts and price swaps to hedge the impact of price fluctuations on a portion of its production and trading activities. The Company enters into a hedging position for specific transactions that management deems expose the Company to an unacceptable market price risk. Price swaps or commodities transactions without corresponding scheduled physical transactions (scheduled physical transactions include committed trading activities

                         BARRETT RESOURCES CORPORATION
or production from producing wells) do not qualify for hedge accounting. The Company classifies these positions as trading positions and records these instruments at fair value. Gains and losses are recognized as fair values fluctuate from time to time compared to cost.

  Gains or losses on hedging transactions are deferred until the physical transaction occurs for financial reporting purposes. Deferred gains and losses and unrealized gains and losses are evaluated in connection with the physical transaction underlying the hedge position. Hedging gains or losses significantly exceeding the price movement of the underlying physical transaction are recorded in the consolidated statements of income in the period in which the lack of correlation occurred. Gains or losses on hedging activities are recorded in the consolidated statements of income as adjustments of the revenue or cost of the underlying physical transaction. Hedging transactions are reported as operating activities in the consolidated statements of cash flows.

 Earnings per share

  Per share amounts were computed using the weighted average number of shares of common stock and common stock equivalents outstanding during each year:
1995--24,931,000; 1994--24,967,000 and 1993--24,778,000. Options to purchase stock are included as common stock equivalents, when dilutive, using the treasury stock method.

 Change in fiscal year

  On July 18, 1995, the Company changed its fiscal year-end from September 30 to December 31. A transition report for the period October 1, 1994 through December 31, 1994 was filed with the Securities and Exchange Commission. During the three months ended December 31, 1994, the Company reported revenues of $15 million and net income of $207,000.

 Unaudited financial statements:

  In the opinion of management, the accompanying unaudited consolidated condensed financial statements contain all adjustments necessary to present fairly the financial position of the Company as of March 31, 1996 and the results of operations and cash flows for the periods presented. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations. The results of operations for the periods presented are not necessarily indicative of the results for the full year.

2. MERGER

  On July 18, 1995 Plains was merged with and into a subsidiary of the Company, resulting in Plains becoming a wholly owned subsidiary of the Company. Approximately 12.8 million shares of the Company's common stock were issued in exchange for all of the outstanding common stock of Plains. Additionally, outstanding options to acquire Plains common stock were converted to options to acquire approximately 593,000 shares of the Company's common stock. In connection with the merger, the Company's authorized number of shares of common stock was increased to 35 million. The merger was accounted for as a pooling of interests, and accordingly, the accompanying financial statements have been restated to include the accounts and operations of Plains for all periods prior to the merger.

                         BARRETT RESOURCES CORPORATION

  Plains used the successful efforts method of accounting for its gas and oil exploration and development activities. In conjunction with the merger, Plains adopted the full cost method used by the Company resulting in increases of net property and equipment due to the capitalization of exploration costs, reversal of impairment and adjustments of depreciation, depletion and amortization expense for periods prior to the merger. The financial statements for 1994 and 1993 have been retroactively restated for the change in accounting method which resulted in increased net income. Retained earnings and deferred income taxes have been adjusted for the effect of the retroactive application of the new method.

  Certain reclassifications have been made to the historical consolidated financial statements of the separate companies to conform the financial statements to a comparable presentation. There were no intercompany transactions between the Company and Plains. Separate results for the periods preceding the merger, including the conversion to full cost for Plains and the change to a December 31 year-end for the Company, were as follows (in 000s):

                                      BARRETT PLAINS(1) ADJUSTMENTS(2) COMBINED
                                      ------- --------- -------------- --------
Six month period ended (unaudited):   6/30/95  6/30/95                  6/30/95
  Net revenues....................... $29,277 $ 35,823         --      $ 65,100
  Net income.........................   2,200    3,771         --         5,971
Twelve month period ended:........... 9/30/94 12/31/94                 12/31/94
  Net revenues....................... $41,252 $ 63,024     $ 5,182     $109,458
  Net income.........................   4,439    7,768        (908)      11,299
Twelve month period ended:........... 9/30/93 12/31/93                 12/31/93
  Net revenues....................... $42,686 $ 64,998     $(1,612)    $106,072
  Net income.........................   5,756    8,128        (218)      13,666

- --------
(1) Restated to full cost to conform accounting policies
(2) To conform year ends

  In connection with the merger, approximately $14.2 million of merger and reorganization costs and expenses were incurred and have been charged to expense in the Company's third and fourth quarters of fiscal 1995. These nonrecurring costs and expenses consist of (1) investment banker and professional fees of $7.4 million; (2) severance and employee benefit costs of $5.6 million for approximately 38 employees, terminated through consolidation of administrative and operational functions; (3) a non-cash credit of approximately $0.9 million associated with the termination of Plains' postretirement benefit plans and other related benefit plans and (4) other merger and reorganization related costs of $2.1 million.

3. RECEIVABLES

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1994    1995
                                                                 ------- -------
                                                                 (IN THOUSANDS)
Gas and oil revenue receivable.................................. $13,257 $15,535
Joint interest billings.........................................  14,542   7,652
Trading receivables.............................................   6,483   5,665
Other accounts receivable.......................................     240   2,237
                                                                 ------- -------
                                                                 $34,522 $31,089
                                                                 ======= =======

                         BARRETT RESOURCES CORPORATION

  The Company's accounts receivable are primarily due from medium size gas and oil entities in the Rocky Mountain region. Collection of joint interest billings is generally secured by future production. The Company performs periodic credit evaluations of customers purchasing production for which no collateral is required. Historically, the Company has not experienced significant losses related to these extensions of credit.

  As of December 31, 1995 and 1994, receivables are recorded net of allowance for doubtful accounts of $201,000 and $224,000, respectively.

4. PROPERTY AND EQUIPMENT

                                                           DECEMBER 31,
                                                         -----------------
                                                           1994     1995
                                                         -------- --------
                                                            (IN THOUSANDS)
Oil and gas properties, full cost method:
  Unevaluated costs, not being amortized. .............. $ 12,611 $ 10,579
  Evaluated costs.......................................  346,950  420,784
  Gas gathering systems.................................    8,388    8,815
Furniture, vehicles and equipment.......................    9,765    9,801
                                                         -------- --------
                                                         $377,714 $449,979
Less accumulated depreciation, depletion, amortization
 and impairment.........................................  116,290  149,313
                                                         -------- --------
                                                         $261,424 $300,666
                                                         ======== ========

  The Company capitalized interest costs of $0.4 million in 1995 with respect to qualifying properties. Total interest costs incurred after recognition of the capitalized interest amount was $4.6 million in 1995.

5. UNEVALUATED OIL AND GAS PROPERTY COSTS

  Unevaluated gas and oil property costs consist of the following:

                                                  COSTS INCURRED DURING
                                             -------------------------------
                                             1992 1993  1994   1995   TOTAL
                                             ---- ---- ------ ------ -------
                                                       (IN THOUSANDS)
Acquisition costs........................... $71  $--  $2,130 $5,623 $ 7,824
Exploration costs...........................  11    32     53  2,659   2,755
                                             ---  ---- ------ ------ -------
                                             $82  $ 32 $2,183 $8,282 $10,579
                                             ===  ==== ====== ====== =======

  The unevaluated costs were incurred for projects which are being explored. The Company anticipates that substantially all unevaluated costs will be classified as evaluated costs within the next three years.

6. LONG TERM DEBT

  The Company has a reserve-based line of credit with a group of banks which provides up to $200 million for a four year period ending July 19, 1999. The amount actually available to the Company

                         BARRETT RESOURCES CORPORATION
under the line at any given time is limited to the collateral value of proved reserves as determined by the lenders. Based on the lenders' determination of collateral value, as of December 31, 1995 (which was based on the March 31, 1995 and December 31, 1994 reserve reports), the Company has a borrowing limit of $160 million. In order to reduce the commitment fees, the Company voluntarily requested that the lenders limit the maximum borrowing to $90 million through December 31, 1995. Subsequent to December 31, 1995, the Company increased the maximum borrowing limit to $110 million. The lenders are currently reviewing the December 31, 1995 reserve report to determine current collateral value. The Company is required to pay interest only during the revolving period. At its option, the Company has elected to use the London interbank eurodollar rate (LIBOR) plus a spread ranging from 0.5 percent to
1.0 percent (depending on the Company's borrowing relative to its borrowing base) for a substantial portion of the outstanding balance. As of December 31, 1995 the Company's outstanding balance under the line of credit was $89 million of which $83 million was accruing interest at an average LIBOR based rate of 6.62 percent and $6 million was accruing interest on a prime based rate of 8.50 percent. The line of credit agreement restricts the payment of dividends, borrowings, sale of assets, loans to others, investment and merger activity over certain limits without the prior consent of the bank and requires the Company to maintain certain net worth and debt to equity levels. Based on the variable borrowing rates and re-pricing terms currently available to the Company for the line of credit, management believes the fair value of long-term debt approximates the carrying value. As of March 31, 1996, the Company's outstanding balance under the line of credit was $100 million, all of which was accruing interest at an average rate of 6.3%.

7. OPTIONS

  The Company has two employee stock option plans, a 1990 Plan and a 1994 Plan, under which the Company's common stock may be granted to officers and employees of the Company and subsidiaries. The 1990 Plan, as amended, provided for the granting of 775,000 shares. The 1994 Plan provides for the granting of 400,000 shares of the Company's common stock. In addition, the Company has a non-discretionary stock option plan under which options for an aggregate of 100,000 shares of the Company's common stock may be granted to non-employee directors. In connection with the merger discussed in Note 2, the Company assumed preexisting Plains stock option plans and converted all options then outstanding into options to acquire shares of the Company's common stock. No further options will be granted under the Plains' plans.

  Summary of options granted, exercised and outstanding during 1994 and 1995 is as follows:

                                                                       OPTION
                                       NUMBER OF SHARES OPTION PRICE    VALUE
                                       ---------------- ------------- --------
                                                                      ($000'S)
Outstanding at December 31, 1993......      336,500     $ 3.88-$13.38 $ 1,949
Plains outstanding options............      592,611     $15.91-$27.50  13,962
                                          ---------     ------------- -------
Outstanding at December 31, 1993, re-
 stated...............................      929,111     $ 3.88-$27.50  15,911
Granted...............................      585,500     $10.38-$20.88   8,560
Exercised or canceled.................     (154,820)    $ 3.88-$12.13    (712)
                                          ---------     ------------- -------
Outstanding at December 31, 1994......    1,359,791     $ 3.88-$27.50  23,759
Granted...............................      110,000     $13.38-$22.75   2,454
Exercised or canceled.................     (477,460)    $ 3.88-$27.50  (9,443)
                                          ---------     ------------- -------
Outstanding at December 31, 1995......      992,331     $ 5.00-$26.94 $16,770
                                          =========     ============= =======
Exercisable at December 31, 1995......      354,883     $ 5.13-$26.94 $ 6,349
                                          =========     ============= =======

                         BARRETT RESOURCES CORPORATION

8. RETIREMENT BENEFITS

  The Company has a voluntary 401(k) employee savings plan. Under this plan, the Company matches 50% of each of the participating employees contributions, up to a maximum of 6% of base salary. Effective April 1, 1996, the Company's match will be increased to 100% of each of the participating employees contributions, up to a maximum of 6% of base salary, with one-half of the match paid in cash and one half of the match paid in the Company's common stock. The Company's matching contributions are subject to a vesting schedule. Company contributions were $239,000, $179,000 and $166,000 in 1995, 1994 and
1993, respectively.

  Plains had several employee benefit plans described below. Pursuant to the terms of the merger agreement between Plains and the Company, these plans were terminated.

  Plains' qualified, defined benefit retirement plan covered substantially all of its employees. The benefits were based on a specified level of the employees compensation during plan participation. As of July 18, 1995, the plan froze benefit accruals. Pursuant to the plan, all participants became fully vested. Plan assets consist of cash and equivalents, corporate stocks and bonds, U.S. treasury notes, insured annuity contracts, and accrued interest. Contributions totaled $169,000, $312,000 and $341,000 for the 1995, 1994 and 1993 plan years, respectively.

  The following table sets forth the plans funded status:

                                                         1993     1994     1995
                                                        -------  -------  ------
                                                            (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested
   benefits of $2,961,000, $1,637,000 and $1,290,000
   respectively........................................ $(1,383) $(1,666) $2,961
                                                        =======  =======  ======
  Projected benefit obligation......................... $(2,321) $(2,396) $2,961
  Plan assets at fair value............................   1,977    2,205   2,709
                                                        -------  -------  ------
  Projected benefit obligation in excess of plan
   assets.............................................. $  (344) $  (191) $ (252)
  Unrecognized net (gain) loss.........................      16     (141)    --
  Prior service cost not yet recognized in net periodic
   pension costs.......................................      64       93     --
  Unrecognized net obligation being recognized over 9.5
   and 10.5 years in 1994 and 1993, respectively.......     146      132     --
                                                        -------  -------  ------
  Accrued pension cost................................. $  (118) $  (107) $ (252)
                                                        =======  =======  ======
Net pension cost included the following components:
  Service cost--benefits earned........................ $   346  $   290  $  140
  Interest cost on projected benefit obligation........     150      157     160
  Actual loss (return) on plan assets..................    (145)      70    (369)
  Net amortization of unrecognized obligation and
   deferral............................................      28     (216)    347
  Curtailment gain.....................................     --       --     (735)
                                                        -------  -------  ------
  Net periodic pension cost (benefit).................. $   379  $   301  $ (457)
                                                        =======  =======  ======

  The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 4.5% (termination rates). The rate of increase used for compensation levels was nil in 1995 and 5% in 1994 and 1993, respectively. The expected long-term rate of return on assets was 8.5%.

                         BARRETT RESOURCES CORPORATION

  Plains also contributed the lesser of 10% of its net earnings or 10% of employee compensation to a profit sharing plan of Plains. No contributions were made for 1995. Plains contributed $334,000 and $188,000 for 1994 and 1993, respectively.

  Through June 30, 1995 and during 1994, Plains matched 401(k) plan deferrals with contributions equal to 50% of each deferral up to 6% of current salary. This matching contribution was invested in Plains stock and were subject to a vesting schedule. Participants became fully vested with the merger with and into Barrett. Contributions were approximately $112,000, $192,000 and $250,000 for 1995, 1994 and 1993, respectively.

  The above described profit-sharing and 401(k) plans were terminated July 1, 1995; the pension plans were terminated September 18, 1995. Internal Revenue Service approval for termination of these plans was received in January 1996. Final distribution of plan assets will be made to participants in the second quarter of 1996.

  Plains' executive deferred compensation plan and directors' deferred plan permitted the deferral of current salary or directors' fees for the purpose of providing funds at retirement or death for employees, directors and their beneficiaries. These plans were terminated effective June 30, 1995 and will be disbursed to the participants by the trustee of the assets over a period ending January 1, 1997. Total accrued liability under these plans at December 31, 1995 and 1994 was $36,000 and $1,006,000, respectively.

  Concurrently with the effective date of the merger, Plains' postretirement healthcare benefit and salary continuation plans were terminated. Participants in the salary continuation plan received (1) a lump sum benefit equal to the present value of the remaining monthly payments if receiving Death Benefits under the plan at the date of the termination, or (2) insurance polices, the cost of which was limited to the cash values of the life insurance policies owned by Plains. Benefits associated with the postretirement healthcare benefit plan were terminated and, accordingly, accrued postretirement benefit costs were relieved.

  Effective January 1, 1993, Plains adopted Statement No. 106 (FAS 106) issued by the Financial Accounting Standards Board on accounting for postretirement benefits other than pensions. In accordance with this statement, Plains elected to recognize the accumulated postretirement benefit liability as of the effective date, totaling approximately $800,000 (pretax). With the termination of these plans in 1995, all future obligations were settled and ceased to exist.

                         BARRETT RESOURCES CORPORATION

  Obligations for previous periods were as follows:

                                                          DECEMBER 31, 1994
                                                          -----------------
                                                             (IN THOUSANDS)
      Accumulated postretirement benefit obligation:
        Active plan participants.........................       $(458)
        Retirees.........................................        (302)
                                                                -----
                                                                $(760)
        Plan assets......................................           0
                                                                -----
        Net accumulated postretirement benefit
         obligation......................................       $(760)
        Unrecognized net gain from past experience
         different from that assumed and from changes in
         assumptions.....................................        (167)
                                                                -----
        Accrued postretirement benefit cost..............       $(927)
                                                                =====
      Net periodic postretirement benefit cost included
       the following components:
        Service cost of benefits earned..................       $  41
        Interest cost on accumulated postretirement
         benefit obligation..............................          61
                                                                -----
        Net periodic postretirement benefit cost.........       $ 102
                                                                =====

9. HEDGING ACTIVITIES

  The Company uses various hedging techniques to reduce the effect of price volatility on the sales price of a portion of its gas and oil sales. The objective of its hedging activities is to achieve more predictable revenues and cash flows. The following is a summary of the Company's hedging transactions in effect as of December 31, 1995.

  A. The Company is the fixed price payor for hedging transactions relating to 6,000 MMBtu of gas per day for 1996 at $1.33 per MMBtu and approximately 7,000 MMBtu of gas per day for January through May 1996 at an average price of $2.12 per MMBtu. Under these price swap arrangements, the Company has agreed to buy gas at a fixed price and sell gas at an index price. These price swaps were entered to accommodate markets desiring fixed price supplies.

  B. The Company will receive fixed prices ranging from $1.46 to $2.12 per MMBtu in swap transactions associated with an average of 52,000 MMBtu of gas per day to be produced by the Company subsequent to December 31, 1995 through March 1996. The Company is required to pay an index price to its financial counterparty. The Company sold a call option on 20,000 MMBtu per day for April through October 1996. Under this option, the Company will receive $1.86 per MMBtu should the option holder elect to exercise.

  C. The Company's gas hedges also include a collar in which the Company sold a call and purchased a put with respect to 10,000 MMBtu per day in 1996 with an average floor (put) price of $1.60 per MMBtu and an average ceiling (call) price of $1.92 per MMBtu. Under this arrangement, the Company receives a payment if the index price falls below the floor and makes a payment to the counterparty if the index price exceeds the ceiling. To reduce exposure to increasing index prices, the Company purchased call options with prices averaging $2.673 per MMBtu January-March and $1.969 per MMBtu April-December, 1996.

                         BARRETT RESOURCES CORPORATION

  D. The Company has entered into basis swaps to minimize different index price fluctuations. The Company will receive a payment in the event that the New York Mercantile Exchange ("NYMEX") price per MMBtu for a reference period exceeds the average specified index price by more than an average of $0.29 on 10,000 MMBtu of gas per day from January through March 1996 ($0.44 on 5,000 MMBtu of gas per day for April 1996). In separate basis swaps, the Company will receive a payment in the event the specified index price exceeds the NYMEX price net of a basis adjustment of an average of $0.48 on 10,000 MMBtu of gas per day from January through October 1996. Conversely, the Company will be required to make payments to the counterparty if the opposite situation exists in these swaps. These swaps were entered to offset a portion of the risk associated with the Company's long-term firm transportation portfolio.

  E. With respect to crude oil production, the Company entered into a price swap whereby the Company will receive a fixed price of $18.00 per Bbl for 1,000 Bbls per day through March 1996. The Company is required to pay the counterparty a NYMEX settlement price.

  As of December 31, 1995, some of the Company's hedging positions described above did not qualify for hedge accounting due to reduced correlation between the index price and the prices to be realized for certain physical gas deliveries. Accordingly, the Company recognized hedging losses of $1.2 million in the fourth quarter of 1995. These losses offset hedging gains of $1.6 million realized in 1995. The net hedging gain was included in gas and oil revenues. The Company paid and received certain premiums related to its option contracts for future periods. The unrealized hedging losses and net deferred premium costs have been included in other liabilities.

  During the first quarter ended March 31, 1996, the Company recognized net production hedging expense of $812,000 which was recorded in the consolidated statements of income as adjustments of gas and oil production revenue. As of March 31, 1996, the Company held positions to hedge production of 0.075 Bcf of gas and 91 MBbls of oil.

  During 1995, the Company incurred a net cost of $2.1 million to hedge the index based price for a portion of its gas purchased in various transactions for gas trading activities. These payments allowed the Company to purchase gas on a fixed price basis to satisfy fixed price sales commitments. This hedging allowed the Company to avoid gas price fluctuations for the related transactions so that the Company realized the gross profit margins anticipated upon entering into the trading arrangements. This hedging cost is included in the income statement as a component of "Cost of Trading."

10. COMMITMENTS AND CONTINGENCIES

 Lease Commitments

  The minimum future payments under the terms of operating leases, principally for office space, are as follows:

                                      (IN THOUSANDS)
      Year ended December 31, 1996..     $1,012
        1997........................        988
        1998........................      1,001
        1999........................        887
        2000........................        610
        2001........................        205
                                         ------
                                         $4,703
                                         ======

  The Company plans to sublet office space vacated with the consolidation and relocation of its Denver offices and accordingly anticipates a substantial reduction in rental expense for the years 1996 through 1999. Rent expense was $956,000, $859,000 and $788,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

                         BARRETT RESOURCES CORPORATION

 Litigation

  On November 2, 1994, a putative class action was filed in Delaware Chancery Court. In that case, entitled Miller v. Cody, the plaintiff has alleged that certain named former directors of Plains, and Plains, have, among other things, breached their fiduciary duties and otherwise acting to entrench themselves in office. Plaintiff seeks various forms of injunctive relief, damages and an award of plaintiff's costs and disbursements.

  On May 3, 1995, the same day Plains announced it had executed a merger agreement with the Company, a putative class action, entitled Crandon Capital Partners v Miller, was filed in Delaware Chancery Court against Plains and the then-current members of its Board of Directors. In this suit it is alleged that, among other things, the agreement was inadequate, plaintiff seeks various forms of declaratory and injunctive relief, damages and an award of plaintiff's costs and disbursements.

  In March 1996, these two putative class actions were dismissed without prejudice. No defendant paid any consideration for such dismissals.

  At December 31, 1995, the Company was a party to certain other legal proceedings which have arisen out of the ordinary course of business. Based on the facts currently available, in managements opinion the liability, individually or in the aggregate, if any, to the Company resulting from such actions will not have a material adverse effect on the Company's consolidated financial position or results of operations.

 Environmental Controls

  At year end 1995, there were no known environmental or other regulatory matters related to the Company's operations which are reasonably expected to result in a material liability to the Company. Compliance with environmental laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's capital expenditures, earnings or competitive position.

 Major Purchaser

  During 1995, one purchaser accounted for 18 percent of the Company's total revenue (24 percent of gas and oil revenues.) Sales of gas to this purchaser represented 19 percent and 29 percent of total revenues in 1994 and 1993, respectively.

11. INCOME TAXES

  The provision for income taxes consists of the following:

                                                            1993   1994   1995
                                                           ------ ------ ------
                                                              (IN THOUSANDS)
Current:
  Federal................................................. $  174 $  233 $  269
  State...................................................    416    117   (233)
                                                           ------ ------ ------
                                                           $  590 $  350 $   36
Deferred:
  Federal................................................. $5,138 $4,511 $2,039
  State...................................................    993    277   (241)
                                                           ------ ------ ------
                                                           $6,131 $4,788 $1,798
                                                           ------ ------ ------
                                                           $6,721 $5,138 $1,834
                                                           ====== ====== ======

                         BARRETT RESOURCES CORPORATION

  The difference between the provision for income taxes and the amounts which would be determined by applying the statutory federal income tax rate to income before provision for income taxes is analyzed below:

                                                        1993     1994    1995
                                                       -------  ------  ------
                                                          (IN THOUSANDS)
Tax by applying the statutory federal income tax rate
 to pretax accounting income (loss)..................  $ 7,365  $5,753  $ (138)
Increase (decrease) in tax from:
  Change in valuation allowance......................   (1,477) (2,148)    396
  State income taxes.................................    1,409     394    (474)
  Non-deductible merger costs........................      --      --    2,429
  Other, net.........................................     (576)  1,139    (379)
                                                       -------  ------  ------
                                                       $ 6,721  $5,138  $1,834
                                                       =======  ======  ======

  Long-term deferred tax assets (liabilities) are comprised of the following at December 31, 1995 and 1994:

                                                              1994      1995
                                                            --------  --------
                                                             (IN THOUSANDS)
Deferred tax assets:
  Allowance for losses..................................... $    624  $     81
  Loss carryforwards and other.............................   30,221    26,520
                                                            --------  --------
    Gross deferred tax assets.............................. $ 30,845  $ 26,601
Deferred tax liabilities:
  Deferred revenue--partnership activities................. $ (1,086) $   (466)
  Depreciation, depletion and amortization.................  (50,650)  (48,460)
  Capitalized interest on other assets.....................      (38)       (6)
                                                            --------  --------
    Gross deferred tax liabilities......................... $(51,774) $(48,932)
      Net deferred tax liability...........................  (20,929)  (22,331)
      Valuation allowance..................................     (797)   (1,193)
                                                            --------  --------
                                                            $(21,726) $(23,524)
                                                            ========  ========

  Valuation allowances of $1,193,000 and $797,000 were provided at December 31, 1995 and 1994, respectively, based on carryforward amounts which may not be utilized before expiration and the possible effect of exploratory drilling costs.

                         BARRETT RESOURCES CORPORATION

  The Company has the following net operating loss and investment tax credit carryforwards available:

                  EXPIRATION           NET OPERATING INVESTMENT
                     YEAR                  LOSS      TAX CREDIT
                  ----------           ------------- ----------
                                            (IN THOUSANDS)
           1996.......................    $ 4,227       $172
           1997.......................      4,673        246
           1998.......................      8,090        103
           1999.......................      6,530        100
           2000.......................      4,900         25
           2001.......................      3,274          5
           2002.......................        108        --
           2004.......................        197        --
           2005.......................        685        --
           2006.......................      1,446        --
           2007.......................         37        --
           2008.......................     22,352        --
           2009.......................      6,123        --
                                          -------       ----
           Total......................    $62,642       $651
                                          =======       ====

  A substantial portion of the net operating losses were acquired in conjunction with purchased operations.

  The 1990 public offering of common stock by the Company before the Plains merger resulted in a change in the Company's ownership as defined in Section 382 of the Internal Revenue Code. The effect of this change in ownership limits the utilization of net operating losses for income tax purposes to approximately $3,069,000 per year which affects $13,590,000 of the net operating losses. The 1995 merger with Plains also resulted in a change in the Company's and Plains' ownership as defined by Section 382 of the Internal Revenue Code. The change effectively limits the utilization of the remaining net operating losses for income tax purposes to approximately $14,000,000 for each company. Portions of the above limitations which are not used each year may be carried forward to future years.

  The Internal Revenue Service (IRS) has examined the federal tax returns of Plains for the calendar years 1991, 1992 and 1993. In a report to the Company, transmitted by a "30-day letter" that requests a response by the Company within a 30 day period, the IRS has proposed a tax deficiency of $5.3 million together with penalties of $1.1 million, and an undetermined amount of interest. The IRS proposed deficiency resulted primarily from the disallowance of certain net operating loss deductions claimed during the periods under examination. These net operating losses originally were incurred by a company that was acquired by Plains in 1986. The Company currently has additional unused net operating loss carryforwards of approximately $30 million related to the same acquisition.

  Management disagrees with the IRS position, and the Company has rejected the IRS's position by refusing to accept the adjustments proposed in the 30-day letter. In management's opinion, the federal tax returns of Plains under examination reflect the proper federal income tax liability and the existing net operating loss carryforwards are appropriate as supported by relevant authority. The Company will vigorously contest these proposed adjustments and believes it will prevail in its positions. It is anticipated that the final determination of this matter will involve a lengthy process.

                         BARRETT RESOURCES CORPORATION

12. SUPPLEMENTAL CASH FLOW SCHEDULES AND INFORMATION

                                                              1993 1994  1995
                                                              ---- ---- ------
                                                               (IN THOUSANDS)
CASH PAID DURING YEARS:
Income tax................................................... $426 $338 $   65
Interest.....................................................  792  711  5,129

SUPPLEMENTAL INFORMATION OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Issuance of common stock exchanged for treasury shares in
 cashless option transactions................................ $204 $313 $  545

  In May 1994, Plains completed a contingent provision of the 1990 McAdams, Roux and Associates, Inc. (MRA) Agreement and Plan of Merger, as it related to the right of the MRA shareholders to receive additional shares of Plains' common stock and cash subject to reserves additions on certain property interests owned by MRA prior to the merger. Under this Agreement, 31,873 shares of Plains' common stock were issued and a cash payment of $1.5 million was paid to MRA's shareholders in settlement of this obligation.

13. RELATED PARTIES

  During the years ended December 31, 1995, 1994 and 1993 Zenith was billed by the Company as operator, approximately $1,062,000, $1,853,000 and $2,555,000, respectively, for Zenith's portion of lease operating expenses and development costs in certain leases operated by the Company. Also as a result of Zenith's working interest ownership, the Company distributed gas and oil revenue of approximately $942,000, $936,000 and $1,074,000 to Zenith during 1995, 1994 and 1993, respectively. Zenith owns its working interests subject to the same terms and arrangements that exist for all working interest owners in the properties. Zenith owns approximately three percent of the Company's common stock and its president is a member of the Company's board of directors.

  During 1993, the Company and Zenith both sold their respective interests in the Wattenberg field. The Company and Zenith jointly negotiated the sale but the purchaser independently determined the individual offer prices and entered into separate sales agreements with each party.

  Grand Valley Corporation owns approximately 10 percent of a pipeline joint venture for gas gathering of which a subsidiary of the Company owns approximately 29 percent. A member of the Company's board of directors owns 10 percent of the outstanding stock, and is the president of Grand Valley Corporation. His three adult children own the remaining 90 percent of the outstanding stock of Grand Valley Corporation.

14. QUARTERLY INFORMATION (UNAUDITED)

                                               THREE MONTHS ENDED
                                      ------------------------------------------
                                      3/31/95   6/30/95    9/30/95    12/31/95
                                      --------- --------- ----------  ----------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
1995
  Net revenues....................... $  33,060 $  31,277 $   27,217  $  35,070
  Gross margin.......................     8,611     8,039      6,476      7,882
  Income (loss) from operations......     4,327     3,997    (11,389)     2,659
  Net income (loss)..................     3,014     2,957    (11,848)     3,637
  Net income (loss) per share........      0.11      0.13      (0.47)      0.14

                         BARRETT RESOURCES CORPORATION

                                                   THREE MONTHS ENDED
                                        ----------------------------------------
                                         3/31/94   6/30/94   9/30/94   12/31/94
                                        --------- --------- --------- ----------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
1994
  Net revenues......................... $  25,543 $  24,420 $  24,222 $  33,076
  Gross margin.........................     8,572     7,499     6,027     6,990
  Income from operations...............     5,217     3,869     2,834     4,517
  Net income...........................     3,799     2,610     2,081     2,809
  Net income per share.................      0.15      0.12      0.08      0.11
                                                   THREE MONTHS ENDED
                                        ----------------------------------------
                                         3/31/93   6/30/93   9/30/93   12/31/93
                                        --------- --------- --------- ----------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
1993
  Net revenues......................... $  30,258 $  26,157 $  22,836 $  24,831
  Gross margin.........................     8,832     8,759     6,902     7,346
  Income from operations...............     6,163     5,649     4,845     4,386
  Income before cumulative effect of
   change in method of accounting for
   income taxes........................     3,828     3,492     3,934     3,068
  Net income...........................     3,172     3,492     3,934     3,068
  Earnings per share:
    From continuing operations.........      0.16      0.14      0.16      0.12
    Net income.........................      0.13      0.14      0.16      0.12

15. SUBSEQUENT EVENT (UNAUDITED)

  On April 10, 1996, the Company acquired for $2.7 million additional gas and oil interests located in the Piceance Basin from Zenith. In addition, GVC was merged into and with a subsidiary of the Company in exchange for 350,000 shares of the Company's Common Stock. Through this merger, the Company increased its interest in the Grand Valley Gathering System to approximately 39.5%.

  Mr. C. Robert Buford, a director of the Company, owned 89 percent of the outstanding stock of Zenith. Prior to the merger of GVC into the Company, Mr. Buford owned 10 percent of GVC outstanding stock and his three adult children owned the remaining 90 percent. A Special Committee of the Board of Directors of the Company negotiated the terms of these transactions and obtained a fairness opinion regarding such terms from an investment banking firm.

                     SUPPLEMENTAL GAS AND OIL INFORMATION

  The following is information pertaining to the Company's gas and oil producing activities for the years ended December 31, 1995, 1994 and 1993.

  Costs incurred in gas and oil property acquisition, exploration, and development activities:

                                                     1993     1994     1995
                                                   --------  -------  -------
                                                        (IN THOUSANDS)
Acquisition of evaluated properties............... $  6,119  $35,234  $ 7,429
Acquisition of unevaluated properties.............    1,013    8,446    8,383
Exploration costs.................................   12,593   36,232   23,272
Development costs.................................   21,538   20,190   33,029
Other, principally proceeds from mineral convey-
 ances............................................  (15,680)    (173)    (426)
                                                   --------  -------  -------
Total additions to gas and oil properties......... $ 25,583  $99,929  $71,687
                                                   ========  =======  =======

GAS AND OIL RESERVE INFORMATION (UNAUDITED):

  The following reserve related information for 1995 is based on estimates prepared by the Company. The 1995 reserve information for the Company, exclusive of the reserves owned by its subsidiary, Plains, were reviewed by Ryder Scott, an independent reservoir engineer. The 1995 reserve information for Plains was reviewed by Netherland, Sewell & Associates, Inc., an independent reservoir engineer. The Company's 1994 and 1993 reserves, exclusive of Plains were prepared by the Company and reviewed by Ryder Scott as of September 30, of each year. The 1994 and 1993 proved developed reserve estimates of Plains were prepared by Netherland, Sewell & Associates, Inc. whereas the proved undeveloped reserve estimates were prepared by Plains. Reserve estimates are inherently imprecise and are continually subject to revisions based on production history, results of additional exploration and development, prices of gas and oil and other factors.

PROVED DEVELOPED AND UNDEVELOPED RESERVES:

                                  1993                  1994                  1995
                          --------------------- --------------------- ---------------------
                          GAS (MMCF) OIL (MBBL) GAS (MMCF) OIL (MBBL) GAS (MMCF) OIL (MBBL)
                          ---------- ---------- ---------- ---------- ---------- ----------
                                                   (IN THOUSANDS)
PROVED RESERVES:
Beginning of year.......   370,621     10,553    364,791      6,947    458,820     11,444
Revisions of previous
 estimates..............    (5,418)    (3,426)    (5,640)       772     (3,805)     1,209
Purchase of minerals in
 place..................     6,794        217     38,717      2,533      3,983        831
Extensions and discover-
 ies....................    28,482      1,208     94,276      2,547    102,329      1,232
Production..............   (31,712)    (1,293)   (33,282)    (1,293)   (47,692)    (1,702)
Sale of minerals in
 place..................    (3,976)      (312)       (42)       (62)      (104)       (47)
                           -------     ------    -------     ------    -------     ------
End of year.............   364,791      6,947    458,820     11,444    513,531     12,967
                           =======     ======    =======     ======    =======     ======
PROVED DEVELOPED RE-
 SERVES:
Beginning of year.......   350,131      7,398    342,287      5,548    393,051      7,848
End of year.............   342,287      5,548    393,051      7,848    419,672     11,669

  The following is the standardized measure of discounted future net cash flows relating to proved gas and oil reserves in which the Company has an interest.

                                               1993       1994        1995
                                             ---------  ---------  ----------
                                                     (IN THOUSANDS)
Future cash inflows......................... $ 789,693  $ 931,404  $1,132,711
Future production costs.....................  (266,920)  (310,485)   (355,756)
Future development costs....................   (22,349)   (41,972)    (46,888)
Future income tax expenses..................  (135,165)  (152,890)   (207,922)
                                             ---------  ---------  ----------
Future net cash flows....................... $ 365,259  $ 426,057  $  522,145
10% annual discount for estimated timing of
 cash flows.................................  (162,173)  (183,436)   (212,271)
                                             ---------  ---------  ----------
Standardized measure of discounted future
 net cash flows............................. $ 203,086  $ 242,621  $  309,874
                                             =========  =========  ==========

  The future income tax expenses have been computed considering the tax basis of the gas and oil properties, and net operating and other loss carryforwards.

  The following are the principal sources of changes in the standardized measure of discounted future net cash flows:

                                                    1993      1994      1995
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
Net change in sales price and production costs..  $ 12,283  $(22,409) $ 24,558
Changes in estimated future development costs...    11,160    14,492    10,301
Sales and transfers of gas and oil produced,
 net of production costs........................   (53,594)  (50,571)  (62,294)
Net change due to extensions and discoveries....    20,739    60,613    85,524
Net change due to purchases and sales of miner-
 als in place...................................    (1,210)   32,726     7,424
Net change due to revisions in quantities.......   (18,272)     (588)   (1,393)
Net change in income taxes......................    (4,711)  (10,202)  (33,172)
Accretion of discount...........................    26,965    27,589    23,112
Other, principally revisions in estimates of
 timing
 of production..................................     5,859   (12,115)   13,193
                                                  --------  --------  --------
Net changes.....................................  $   (781) $ 39,535  $ 67,253
Balance, beginning of year......................   203,867   203,086   242,621
                                                  --------  --------  --------
Balance, end of year............................  $203,086  $242,621  $309,874
                                                  ========  ========  ========

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Salomon Brothers Inc, Howard, Weil, Labouisse, Friedrichs Incorporated and Petrie Parkman & Co., Inc. are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
                             UNDERWRITER                            COMMON STOCK
                             -----------                            ------------
   Goldman, Sachs & Co.............................................
   Salomon Brothers Inc............................................
   Howard, Weil, Labouisse, Friedrichs Incorporated................
   Petrie Parkman & Co., Inc.......................................






                                                                     ---------
     Total.........................................................  3,200,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $   per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $   per
share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 800,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Salomon Brothers International Limited, Howard, Weil, Labouisse, Friedrichs Incorporated and Petrie Parkman & Co., Inc.

  Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  The Company has granted to the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 480,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,200,000 shares of Common Stock offered. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 120,000 additional shares of Common Stock.

  The Company, its directors and certain of its executive officers, and their affiliates, have agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 120 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to the employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the international offering, to persons located in the United States.

  Goldman, Sachs & Co. provided Plains, and Petrie Parkman & Co., Inc. provided the Company, with investment banking services in connection with the merger of Plains and the Company. Howard, Weil, Labouisse, Friedrichs Incorporated provided the Company with an opinion that the terms of the recent acquisitions from Zenith and GVC were fair to the Company.

  Phibro Energy, a division of Salomon Inc, which is the parent company of Salomon Brothers Inc, has engaged in swap transactions concerning natural gas pricing with the Company. The Company does not pay Phibro or Salomon Brothers Inc any compensation, other than its obligations pursuant to the swap arrangement, in connection with this transaction. The Company may enter into additional transactions with Phibro in the future.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
The Company..............................................................  10
Use of Proceeds..........................................................  10
Price Range of Common Stock..............................................  11
Dividend Policy..........................................................  11
Capitalization...........................................................  12
Selected Consolidated Financial Data.....................................  13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15
Business and Properties..................................................  21
Management...............................................................  37
Beneficial Owners of Securities..........................................  41
Description of Capital Stock.............................................  42
Legal Matters............................................................  43
Experts..................................................................  43
Available Information....................................................  43
Incorporation of Certain Documents by Reference..........................  44
Certain Definitions......................................................  44
Index to Consolidated Financial Statements............................... F-1
Underwriting............................................................. U-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               4,000,000 SHARES

                         BARRETT RESOURCES CORPORATION

                                 COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                                ---------------

                                     [ART]


                                ---------------

                             GOLDMAN, SACHS & CO.

                             SALOMON BROTHERS INC

                      HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                 INCORPORATED

                             PETRIE PARKMAN & CO.

                      REPRESENTATIVES OF THE UNDERWRITERS

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The estimated expenses of the Offering described in this Registration Statement are as follows:

Registration Fee..................................................... $ 37,177
NASD Filing Fee...................................................... $ 11,282
NYSE Additional Listing Fee.......................................... $ 47,800
Printing Expenses.................................................... $100,000*
Accounting Fees and Expenses......................................... $ 50,000*
Legal Fees and Expenses.............................................. $ 85,000*
Blue Sky Fees and Expenses........................................... $ 30,000*
Registrar and Transfer Agent Fee..................................... $ 10,000*
Miscellaneous........................................................ $ 48,741*
                                                                      --------
  Total.............................................................. $420,000*
                                                                      ========

- --------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Delaware General Corporation Law provides for indemnification by a corporation of costs incurred by directors, employees, and agents in connection with an action, suit, or proceeding brought by reason of their position as a director, employee, or agent. The person being indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

  In addition to the general indemnification section, Delaware law provides further protection for directors under Section 102(b)(7) of the General Corporation Law of Delaware. This section was enacted in June 1986 and allows a Delaware corporation to include in its certificate of incorporation, which the Company has included, a provision that eliminates and limits certain personal liability of a director for monetary damages for certain breaches of the director's fiduciary duty of care, provided that any such provision does not (in the words of the statute) do any of the following:

    "eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of this Title [dealing with willful or negligent violation of the statutory provision concerning dividends and stock purchases and redemptions], or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. . .".

  The Board of Directors is empowered to make other indemnification as authorized by the Certificate of Incorporation, Bylaws or corporate resolution so long as the indemnification is consistent with the Delaware General Corporation Law. Under the Company's bylaws, the Company is required to indemnify its directors to the full extent permitted by the Delaware General Corporation Law, common law and any other statutory provision.

  The Company also maintains directors and officers insurance that provides protection for directors and officers of the Company against personal liability for wrongful acts, including protection for certain matters for which the Company may not provide indemnification, such as stockholder derivative actions.

ITEM 16. EXHIBITS.

    1   Revised form of Underwriting Agreement.
    2.1 Agreement And Plan Of Merger, dated as of May 2, 1995, among Barrett
        Resources Corporation ("Registrant"), Barrett Energy Inc. (formerly known as Vanilla Corporation), and Plains Petroleum Company ("Plains")
        is incorporated by reference from Annex I to the Joint Proxy
        Statement/Prospectus of Registrant and Plains dated June 13, 1995.
    3.1 Restated Certificate of Incorporation of Registrant is incorporated by reference from Exhibit 3.2 of Registrant's Registration Statement on
        Form S-4 dated June 9, 1995.
    3.2 Bylaws of Registrant, as amended, are incorporated by reference from
        Exhibit 3.3 of Registrant's Registration Statement on Form S-4 dated
        June 9, 1995.
    5   Opinion regarding legality.*
   23.1 Consent of Arthur Andersen LLP.
   23.2 Consent of Bearman Talesnick & Clowdus Professional Corporation
        (included in the opinion regarding legality set forth in Exhibit 5).*
   23.3 Consent of Ryder Scott Company.
   23.4 Consent of Netherland, Sewell & Associates, Inc.
   99.1 Report of Ryder Scott Company.*
   99.2 Report of Netherland, Sewell & Associates, Inc.*

- --------

   * Previously filed.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities And Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON THE 24TH DAY OF MAY, 1996.

                                          Barrett Resources Corporation

                                                  /s/ William J. Barrett
                                          By: _________________________________
                                                    WILLIAM J. BARRETT
                                                  CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

              SIGNATURE                        TITLE                 DATE

       /s/ William J. Barrett          Chief Executive
_____________________________________   Officer, Chairman        May 24, 1996
         WILLIAM J. BARRETT             Of The Board, and
                                        Director (Principal
                                        Executive Officer)

          /s/ Paul M. Rady             President, Chief
_____________________________________   Operating Officer,       May 24, 1996
            PAUL M. RADY                and Director

          /s/ A. Ralph Reed            Executive Vice
_____________________________________   President, and           May 24, 1996
            A. RALPH REED               Director

         /s/ John F. Keller            Executive Vice
_____________________________________   President, Chief         May 24, 1996
           JOHN F. KELLER               Financial Officer,
                                        Secretary, and
                                        Director (Principal
                                        Financial and
                                        Accounting Officer)

        /s/ C. Robert Buford           Director
_____________________________________                            May 24, 1996
          C. ROBERT BUFORD

          /s/ Derrill Cody             Director
_____________________________________                            May 24, 1996
            DERRILL CODY

      /s/ James M. Fitzgibbons         Director
_____________________________________                            May 24, 1996
        JAMES M. FITZGIBBONS

              SIGNATURE                         TITLE                DATE

                                        Director                      , 1996
_____________________________________
        HENNIE L.J.M. GIESKES

                                        Director                      , 1996
_____________________________________
        WILLIAM W. GRANT, III

        /s/ James T. Rodgers            Director
_____________________________________                            May 24, 1996
          JAMES T. RODGERS

     /s/ Philippe S.E. Schreiber        Director
_____________________________________                            May 24, 1996
       PHILIPPE S.E. SCHREIBER

         /s/ Harry S. Welch             Director
_____________________________________                            May 24, 1996
           HARRY S. WELCH